SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                _________________

                                 FORM 10-SB-1-A

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934



                         AMERICAN BIO MEDICA CORPORATION
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              (Exact name of Small Business Issuer in its Charter)



         New York                                          141702188
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 (State of Other Jurisdiction of                       I.R.S. Employer
  Incorporation or Organization                       Identification No.


  105 Simons Road, Ancramdale, New York                     12503
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 Address of Principal Executive Office)                  (Zip code)

                                 518-329-4485
                          Issuer's Telephone Number

Securities to be registered under Section 12(b) of the Act:

      Title of each Class                      Name of each Exchange on which
      to be so Registered                      each Class is to be Registered




Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Shares, $.01 par value per share
--------------------------------------------------------------------------------
                                (Title of class)

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                                (Title of class)

PART I
Item 1. Description of Business

Summary

     From its inception in 1986 until 1991, the Company, a New York corporation, was involved in marketing educational books and software to schools and municipal libraries and audiovisual educational packages to corporations throughout the United States. In 1991, the Company reduced its concentration in this market because of heightened competition, increasing costs of doing business and slow collections from municipalities and commenced seeking new technologies in emerging medical markets. The Company has continued one small segment of its original business, that of selling audiovisual packages to libraries.

     Since its inception, the Company has an accumulated deficit of $2,105,411 (see Financial Statements - Balance Sheet). The auditor's report to the Financial Statements states that the Company is a development company which indicates that the Company has not developed significant operations. Footnote No. 2 to the Financial Statements further state that the Company's continuation as a going concern is dependent upon its ability to obtain adequate financing or the develop profitable operations. Management believes that the Company's accumulate deficit was the result of discontinued operations and the development of its drug test kits and other biomedical products, the development of which has been suspended pending attainment of full scale manufacturing. However, investors should be aware that the Company has never been profitable during its 10-year history and that here is no assurance that the Company's biomedical operations will become profitable.

     The Company is currently in the business of an acquiring, developing and marketing biomedical technologies and products. The Company currently owns two technologies for screening drugs of abuse, a workplace screening test and a preliminary test for use by laboratories. The Company has begun to market its workplace screening test and has produced and delivered several thousand units of this test. The Company's workplace screening test is a one-step test kit that allows a small urine sample to be tested for the presence or absence of drugs of abuse. The competitively priced test is self-contained with no exposure to the urine sample. In management's opinion, it is easier to use than any competitive product, requires no mixing of reagents and, according to several hundred controlled tests conducted by independent laboratories, which compared the Company's "Rapid Drug Screen Test" with results produced by two standard laboratory tests, EMIT II and GCMS, with 100% correlation of both positive and negative test results, it is as accurate as those laboratory tests. The Company has installed equipment suitable for the mass production of the workplace screening test and has commenced pre-production using this machinery during the last week in October, 1996. It has secured several significant orders for its workplace screening test and many smaller orders. It has secured several significant orders for its workplace screening tests and many smaller orders. These orders aggregate $752,850. Each order has been accompanied by estimates of yearly volume of orders. If all the estimates are ultimately embodied in purchase orders, of which there is no assurance, the total revenues to be received for the twelve months commencing November 1, 1996, considering only orders and estimates received prior to the date of the Prospectus, would be $7,612,500.

     The Company also owns a patented low cost method for producing Keratin proteins. The uses for such proteins include hardening of finger nails and carrying topical lotions and medicines through the skin. In addition, the Company is developing a saliva test for alcohol consumption. Existing saliva tests for alcohol consumption require exposure to the saliva sample and the addition of reagents. The Company's test is self-contained, involves no additional reagents and can be priced lower than existing competitive products. The Company has no intention of developing or marketing its laboratory test, its Keratin technology nor its saliva test for alcohol consumption until after its workplace screening test has been in full production for at least three months. The Company has fully developed and expects to commercialize its anti-dilutant product which detects the presence of dilutants to the urine specimen, added detergents or "urinade" (a product which supposedly is able to void drug tests).

     The Company may develop or acquire additional drug testing or biomedical technologies or products in the future. However, it has not yet located any technologies which it desires to develop or acquire.

Background

     According to the "1996 AMA (American Management Association) Survey Workplace Drug Testing and Drug Abuse Policies Summary of Key Findings" which annually reports on drug testing in the workplace, 81% of major United States firms now test employees and/or job applicants for drug use, and increase of 277% since 1987 and an increase of 3% since 1995. The AMA attributed the increase of several factors, including Department of Transportation and Department of Defense regulations which, with local and state legislation, mandate testing in certain job categories, the Federal Drug-Free Workplace Act of 1988, court decisions recognizing an employer's right to test both employees and job applicants in the private sector for drugs of abuse; action by insurance carriers to reduce accident liability and control health care costs; and corporate requirements that vendors and contractors certify that their workplace is drug-free.

     The AMA found that business category was the most important determinant in drug testing. The percentages in each category which test for drugs of abuse are manufacturers (89%), transportation (100%), wholesalers and retailers (79%), general service providers (77%), business service providers (60%) and financial service providers (56%) .

     The survey states that the usual and recommended procedure for urine samples calls for a retesting of positive samples by the gas-chromatography method. It also states that 76% of firms that test utilize a medical review officer ("MRO) who analyzes test findings, judges them against the test subject's medical profile and renders a verdict to the employer which does not see the test results but only the MRO's report. The use of an MRO offers significant protection to employees who may test positive due to the use of prescription drugs or non-controlled substances that register as controlled substances.

     The Substance Abuse and Mental Health Services Administration, Office of Applied Studies of the United States Department of Health and Human Services, Public Health Service in its advance report number 18 in August, 1996 entitled "Preliminary Estimates from the 1995 National Household Survey on Drug Abuse" notes that 14.3% of unemployed adults, age 18 years and older. were current illicit drug users in 1995 compared with 5.5 % of full-time employed adults and that the rate of drug use decreased from 1994's 6.7%. 71% of all current illicit drug users 18 years old and older (7.4 million adults) were employed, including
5.5 million full-time workers and 1.9 million part-time workers. Because of the high incidence of workplace drug use, the testing of employees for the most "popular" drugs has become widespread. Positive tests often result in discharge of the employee or treatment. In addition, the threat of testing, particularly random testing, has the prophylactic effect of reducing workplace drug use.

     The Company believes that the drug of abuse testing market is large and growing and that the largest market opportunity for on-site drug screening products is the private sector with, in addition, a large public sector demand. According to management, drug testing performed in an on-site facility using technologies designed for on-site use can be just as accurate as testing performed in a full-service lab. Drug screening tests are now performed in markets which now include: preemployment testing; random testing of employees; drug rehabilitation programs; hospital laboratories; emergency rooms; private security agencies; public transportation; law enforcement agencies; probation and parole programs and Defense Department contractors.

Workplace Drug Test

     Design

     The first product trademarked. "The Rapid Drug Screen," to be developed and marketed by the Company is a workplace test of five drugs of abuse which can be used in offices, factories, "halfway" houses, remote locations and in all situations where an immediate result is required. The product consists of a "NIDA 5 Card," a business-card size card divided into five lengthwise strips, or sections. The person being tested urinates into a test cup, puts on the lid, and hands it to a supervisor or other person administering the test. The test administrator inserts the card into a pre-punched slit in the cup cover without the danger of spilling or of touching the urine inside. Thus, the administrator is not exposed to the urine sample does her or she have to mix reagents. Within three minutes, the results can be read on the insert through the side of the cup. A line across of the top segment of any of the sections indicates the sample is positive for one of the five specific drugs of abuse - PCP, marijuana, cocaine, amphetamines and opiates) designated by NIDA ("National Institute on Drug Abuse") in the "Drug-Free Workplace Act of 1989" as those to be tested for in most federally regulated drug testing programs. If the results are positive, the cup is sealed with provided materials and sent to a laboratory for confirmation. No adverse action is taken by the tester unless confirmation of a positive test is received from an independent laboratory.

     One of the problems which often occurs in the use of workplace drug testing is fraud or evasion practiced by the person being tested. The two most prevalent methods of avoiding adverse test results are the substitution by the person being tested of a hidden "clean" urine sample which he or she brings to the test. Another is the substitution of water or a colored liquid or the dilution of urine with water. As a consequence, each strip contains two additional sensors. The first is a temperature sensor which helps prevent the substitution of another urine sample as the likelihood is that the substituted sample could not retain proper temperature. The second is a chemical strip incorporated in a horizontal band which changes color on both positive and negative urine samples, if the sample is, indeed, urine. If this strip does not change color, the testing company is advised to retest.

     Thus, the kit contains the following instructions: if only one horizontal band changes color in any NIDA strip, the sample is positive for that drug and the sample should be sent to a laboratory for confirmation. If both bands in any NIDA strip change color, the sample has tested negative for that drug. If neither band changes color, the sample is not urine or the test is void and the employee or other person being tested must submit another urine sample for retesting.

     In addition, the Company has designed and intends to commence manufacturing in December, 1996, two additional drug tests, a two panel card and an eight panel card. The first, designed for juvenile corrections centers and educational institutions, tests only for cocaine and marijuana. The second, designed to meet two competitive products, Biosite and Drug Screen Systems, adds barbiturates, benzodiazepines and methamphetamines. These additional tests will also be combined in single unit with the NIDA 5 card so that one sample can test for eight drugs of abuse simultaneously.

     Manufacture

     After the successful completion of clinical trials in May, 1996, the Company initially contracted the manufacture of components of The Rapid Drug Screen with several outside manufacturers. These components were then assembled for the Company by COARC, an FDA-approved contract manufacturer in nearby Mellenville, New York. The Company found that the use of subcontractors to produce the test strips was unsatisfactory from a pricing, delivery and quality control standpoint. The Company has ordered, received and installed equipment in a dedicated "white" room in the COARC facility which will allow the COARC to manufacture the test strip component of the product as well as to undertake its assembly operations on the Company's behalf. The white room dedicated to the workplace drug screening test is temperature and humidity controlled and has an airborne particulate filtering system. The Company owns the equipment which will be used by employees of COARC; other employees of COARC will assemble, pack and ship the units. COARC has established a stringent Quality Assurance/Quality Control ("QA/QC") Program to insure data reliability and product consistency. The Company intends to continue to contract out the printing and manufacture of specimen cup components. The Company has commenced limited production using the equipment and anticipates that the equipment will be fully operational during the second week of November, 1996. The equipment, as installed, is capable of producing up to 600,000 units per month utilizing two shifts five days a week.

FDA Approval

     Though FDA approval is not required for most forms of workplace drug testing, including The Rapid Drug Screen, it will be required for use in a clinical setting which is anticipated to become a future marketplace for the Company's drug testing products. Testing of one hundred samples was completed in July, 1996 and showed 100% correlation to tests performed in a recognized testing laboratory. An FDA "510K" application was filed on July 15, 1996. Both utility and application patents were filed on March 11, 1996; and the Company intends to file appropriate international patents.

Marketing

     The Company began shipping sample orders of The Rapid Drug Screen in May, 1996. It has garnered initial orders from wholesalers and municipal and corporate users as well as from penal facilities. These orders generally contain estimated deliveries for the following twelve months. As of September 30, 1996, the Company had shipped $32,389 of workplace drug screening units and had received $752,800 in indications for follow-up orders from the same buyers.

     The Company has placed advertisements in trade journals and mounted direct mail campaigns and Company representatives have attended trade shows. Although the Company initially believed that it would sell primarily through individual representatives, it has changed its marketing program so that it sells to distributors which then resell to the various marketplaces. It has, however, retained three of its initial twelve representatives. The Company has completed the development of the instructional and support materials surrounding the test kit. The Company is currently developing an educational curriculum to package with The Rapid Drug Screen as an option for corporate clients. The package includes educational materials such as an employee guide, brochures, and posters for the workplace, a management guide, an "800" number for supervisors/managers to call for guidance in various situations when an employee is found positive for drugs of abuse, an "800" number for employees for information on their rights and counseling opportunities, test kits, materials to help insure the urine samples are not contaminated, plastic gloves, a secure container for positive samples, an "800" number for pickup and delivery of positive samples to an associated laboratory for confirmation and a quarterly newsletter with updates for management.

     Sales are being generated by in-house sales personnel, commissioned sales representatives and wholesale distributors. Certain distributors have already placed orders. Though there are several on-site test kits available to the marketplace, none are self-contained, require no mixing of reagents, inexpensive, or integrated with an educational package.

     The Company has divided its marketplace into the following categories.

     Corporate Workplace Drug Testing Programs

     The Company has developed a network of twelve distributors and administrators of workplace drug testing programs to sell its Rapid Drug Screen testing kit. Its largest initial order for this marketplace is from Zee Services, Inc. a division of Mckesson Corp. Zee Service utilizes a network of 80 regional distributors which, in turn, employ 1,300 sales representatives each with a well-stocked company van to sell to 350,000 small and medium sized industrial clients a variety of products ranging from first aid kits to drug testing kits. The initial order of 50,000 test kits will be produced commencing the second week in November, 1996. CannAmm, a similar company operating in Canada has likewise become a distributor. Other customers in this category include Bally's Total Fitness, Business Medical Services, Inc., Noble House International, Inc. and Alcohol Testing for the Workplace, Inc., (a firm which tests for a variety of drugs of abuse). The Company has recently entered into a distribution agreement with Accuracy Testing PLUS, Houston, Texas, which offers comprehensive workplace programs, including testing, education and training.

     Corrections and Law Enforcement

     This market includes federal, state and county level correctional facilities, pretrial agencies, probatio and parole departments at the federal and state levels and juvenile correction facilities. The Company has received orders from several agencies such as the Broward County, Florida, Sheriff's Department which has indicated potential orders of up to 200,000 units per year. The United States Probation Department ordered 500 units for use in a comparison test with other on-site products. A Florida distributor of drug tests to the
corrections   industry  has  ordered  250,000  units  with  delivery  commencing
February, 1997. The Company has exhibited at the American Corrections Association summer trade show in Nashville in August, 1996 and will exhibit at the January, 1997 winter show.

     Rehabilitation Centers

     This market includes the people in treatment for substance abuse in general hospitals, mental health centers and outpatient programs. The importance of this market relates to the frequency of testing. For example, in many residence programs, patients are tested each time they leave the facility and each time their return. In outpatient programs, patients are generally tested on a weekly basis. The Company has received orders from a chain of 60 rehabilitation centers and is negotiating with others. The Company will be exhibiting at the Employee Assistance Program convention in Chicago.

     International Markets

     The Company has entered into a non-exclusive distribution agreement with a Canadian distributor, an exclusive agreement with a U.S. distributor for Chile and is negotiating for exclusive distribution for Pacific Rim countries with a Canadian-based distributor. The distributor, Nobel House International, Inc., has committed to a minimum of 250,000 two panel" tests for Chile (to test parochial high school students) and is negotiating purchase agreement with relevant government agencies of other South and Cental America and Caribbean countries.

     Clinical, Physicians and Hospitals

     The Company was approached and is negotiating an agreement to distribute the Rapid Drug Screen under a joint label to the worldwide clinical market, including physicians, hospitals and laboratories. Such distribution will require FDA 510K approval of all the drug tests to be distributed.

     Consumer and Over-the-Counter

     The Company's Rapid Drug Screen test is ideal for consumer use as it leads to immediate and accurate results at a price less than half of available consumer kits. The Company intends to pursue this market only after receiving FDA 510K approval for all drugs to be tested in this market. It has been approached by several store and pharmacy chains. The Company intends to market through distributors or to sell directly to larger retain chains.

     Additional Markets

     As reported in the New York Times, October 20, 1996, President Clinton has called for drug testing of all teenagers by state motor vehicle departments prior to granting driving licenses to them. In addition, certain low-income housing funded by the Department of Housing and Urban Development are testing residents as a condition for continued occupancy. Finally, many high school and college sports programs are requiring random testings for drugs of abuse as a condition of student participation.

Competition

     Competition to the Company's workplace drug test comes from tests by Roche Diagnostic Systems, Editek, Inc., Biosite Diagnostics, Drug Test Resources International and Drug Screening Systems, Inc. In the Roche test, the tester must invert the cup for ten seconds. Because the testing chemistry is contained in the cup, a number of confirming laboratories will not except samples in the cup for confirmatory analysis as the presence of the testing chemicals could skew results. Editek's Easy Screen involves six steps, including pipeting a drop of urine for each test, applying drops of enzyme conjugates, applying drops of wash buffer and wiping and applying drops of substrate before the test results can be read. The Biosites Triage product involves pipeting drops of urine and reagents. The Drug Test Resources test involves pipeting drops of urine. Drug Screening Systems tests involve pipeting drops of urine and reagents. In addition, Psychemedics introduced a test which requires the subject's lock of hair be sent the laboratory for evaluation, a period of five to fifteen days. The test is several times as expensive as the Company's. Its only advantage to the Company's test is that drug residues remain in the hair longer than in urine so that an employer or parent can gain a perspective of drug use over a longer period of time and the drug test cannot be circumvented by a brief period of abstinence.

Principal Suppliers

     The Company's major suppliers are as follows: IVEK Corporation, Springfield, VT produces the equipment which is used in the manufacture of the test strips; Kinematic Automation, Twin Harte, CA produces the cutting equipment for the test strip backing; Arpak Plastics, Inc., Plattsburgh, NY supplies specimen cups and covers; Monarch Plastics, Mount Laurel, NY prints the plastic test card. The Company has located additional sources of components from which it could purchase if required. The Company subcontracts the manufacturer of the test strips and the assembly, packaging and fulfillment to COARC, Mellenville, NY, a medical device manufacturer registered with the Federal Drug Administration. This registration requires that COARC submit to periodic "audits" of its facilities to ensure compliance with FDA standards. The COARC facility contains 70,000 square feet of manufacturing, office and assembly space, including a white room specifically designated to the manufacture of the Company's products which has airborne particulate removal equipment and is humidity controlled. The Company has placed manufacturing equipment in COARC's premises for use by COARC personnel.

     The Company places purchase orders with COARC for specific quantities of the test strips. It also pays COARC a per unit fee to assemble the test kits and to pick, pack and ship the kits to the Company's designated customers. Although the Company prefers COARC because it is located within twenty miles of its premises, because of its quality of production, because of its ability to respond quickly to orders and because of its experience in biomedical production, the Company has located additional subcontractors which could, if needed, perform substantially the same services as COARC at similar prices.

Patents and Trademarks

     The  Company  has applied for  registration  of the  following  trademarks:
"American Bio Medica" and "Rapid Drug Screen." The Company's trademark counsel, Edmund Jaskiewicz, Esq. Vice-President, has opined that there are no similar marks and, as a consequence, the Company feels confident that such marks will be registered. Stan Cipkowski, as assigned to the Company for no consideration his application for a utility and design patent in the United States and Canada on the drug screen kit as an entity. Mr. Jaskiewicz, as patent counsel, has opined that a search has revealed no competing patented products However, there can no assurance that a patent will be granted or that it will withstand challenge. The Company intends to apply for patents and trademarks in the European Common Market and Japan.

Government Regulations

     The Company's business had benefited by Federal and state regulations relating to drug free workplace, particularly the Drug Free Workplace Act of 1988. Clinical sales of the drug test kit must await final FDA approval of the tests for two of the NIDA drugs of abuse. Approval is anticipated prior to the end of the year.

Drugs of Abuse Preliminary Screen (ABM Prescreen)

     The second of the Company's products is a preliminary drug screen which is an easy to use, accurate and cost effective test paper for the drug testing market. This test will, if the results are negative, eliminate the possibility that the person tested has used any of twenty drugs. The laboratory technician places a few drops of pretreated urine on a test paper and reads the results visually within a few minutes. Over 90% of tests submitted to laboratories yield negative results. Thus, the primary market for this product is laboratories as a means of inexpensively and quickly eliminating, through negative results, over 90% of the testing required. A patent application is in process. Pre-clinical trials for the preliminary drug screen have been completed at two independent laboratories contracted by the Company. Pre-clinical tests include laboratory evaluation of product chemistry and observation of results of addict urine samples tested with the product over a period of time. These tests were conducted under the supervision of John Questal, principal of one of the contract laboratories and a member of the Company's Scientific Advisory Board and were reviewed by Dr. Henry Wells, the Company's Vice-President-Product Development. Based on the success of pre-clinical evaluations, the independent clinical prior to patent and FDA submission are currently taking place at American Medical Laboratories, Chantilly, Virginia. By the first quarter of 1997, the Company expects to have introduced its ABM Prescreen to the market as an inexpensive alternative to the products being offered by the current market leaders, Roche Diagnostics and Biosite.

     These two companies dominate the rapid drug screen market. Roche's On Trak product has been available since 1988 with an end-user cost of $24.00. The majority of its sales is for clinical uses. Biosite's Triage product was introduced in 1993 and is now priced at $33.50. The majority of its estimated $25 million in sales comes from emergency rooms. Though similar in concept and implementation, the technologies are different and involve a multi-step procedure to indicate positive or negative results for up to eight specific drugs of abuse within ten minutes. Management believes the ABM Prescreen is positioned ahead of these products as an inexpensive first step in which positives can be separated from negatives in five minutes for less than $8.00 each. The ABM test is not drug specific and will indicate positive or negative for all known drugs of abuse and their derivatives. Similar to the Roche and Biosite products, it involves several steps, including adding a reagent to the urine specimen and a filtering process. Since it is not self-contained like the NIDA 5 Card, it is less appealing for workplace or other customers not used to handling urine. The Company is conducting research and development activities with an objective of reducing the number of steps and time necessary to conduct a preliminary screen.

Alcohol/Saliva Test

     The Company has developed a technology that will detect alcohol levels in individuals through a quick, one step, on-site, saliva test that can be calibrated to specific sensitivity levels. Though at an advanced stage of development, additional laboratory work and clinical evaluations will need to be funded and completed prior to any patent applications or commercialization. These activities are not expected to commence prior to fiscal 1997. Law enforcement and workplace testing would be the initial markets approached. The Company is only aware of one, nonspecific to sensitivity levels, two step product now available.

KDMP (Keratin Derivative Modified Protein)

     Keratin Derived Modified Protein ("KDMP") is a liquid keratin protein complex containing water soluble peptides and is rich in cysteine. It can be used as an active ingredient in varying concentrations in the formulations of quality skin, nail, and hair care products. Pre-clinical trials have been completed and the Company intends to license or sell the technology. Various patents relating to this technology have been assigned to the Company by Edmund Jaskiewicz, Vice-President, as part of the consideration for his receipt of common shares of the Company (see "Certain Transactions"). The Company is currently manufacturing this product in small quantities for several companies who have requested samples for evaluation. The Company does not intend to devote any substantial economic or personnel resources to the development or marketing of this product for at least twelve months. As a result, no revenue is expected to be derived from this product until, at earliest, 1997.

The Company's Plan of Operations

     For the next twelve months, the Company intends to continue the establishment of network of distributors which service customers in non clinical workplace, correctional institution or drug rehabilitation areas, to market and sell its drug testing kits, to manufacture and ship such kits and, once manufacturing has reach the capacity as needed to fulfil orders, to continue research and development on its additional biomedical products.

     As of October  31,  1996,  the  Company  had  entered  into  non-exclusive, non-clinical market distribution agreements with a number of companies, including national (Z Service, Inc., a subsidiary of McKesson Corporaton), regional (such as Accuracy Testing Plus, Houston, Texas and Excel Laboratories, Huma, LA) and local distributors, (such as Western Pathology Consultants,
Scottsbluff, Nebraska, Business Medical Services, Columbus, Ohio, Prima Healthcare Group, Springfield, Missouri) In addition, the Company, on September, 6, 1996, entered into a non-exclusive distribution agreement for Canada with Ammcan Corp., Toronto, Ontario.

     These agreements permit the distributors to sell the products of other manufacturers and permit the Company to sell its test kits to other distributors within and outside the territory of each distributor. The agreements are cancelable by either the Company or the distributor upon 30-days' written notice. Each of the Company's domestic distributors has submitted purchase orders which the Company has or is in the process of fulfilling.

     The Company intends to enter into such agreements on an international basis as such distributors are identified. The Company has entered into an agreement with Noble House International, Miami, Florida ("Noble House") for representation of the Company in foreign countries, Noble House is negotiating sales on behalf of the Company in Colombia, Argentina, Panama, Costa Rica and Caribbean countries as well as in Puerto Rico. It has secured a contract in Chile to sell, for a two year period, a yearly minimum of 250,000 kits which test for two drugs of abuse - Cocaine and Marijuana. The Company has entered discussions with several suitable distributors in the Philippines, Mexico and Israel. However, no agreements have been entered into and there is no assurance that any such agreements will be executed or, if executed, that any sales will be generated thereby.

     The Company has retained three sales representatives, on a straight commission basis, in Atlanta, Georgia, Fort Lauderdale, Florida and Denver, Colorado. These representatives call on accounts, such as corporations and
correctional   institutions   directly.

     The Company's present manufacturing equipment and personnel designated by COARC is sufficient to produce 60,000 drug test kits each week, assuming two shifts per day, five days a week. In the event, the Company desires to increase production, which it intends to do when volume reaches 60,000 units per week, its estimated costs for equipment are $40,000 the cost of which it anticipates will be covered from gross profits or from cash on hand.

     The Company has commenced an extensive direct mail campaign and participation in trade shows such as the Employee Assistance Program to be held in Chicago, in November, 1996 and the American Correctional Show in January, 1997 in Annapolis, Maryland. The Company has already produced and dispatched materials for mailings and constructed trade show booths, attended trade shows and committed to attend several annual and semiannual shows. It anticipates funding its costs of transportation, lodging, entertainment and set up and other miscellaneous expenses from cash on hand. The Company has funded and will continue to fund its marketing, sales and manufacturing activities from the proceeds of its recent sale of 150 Preferred Shares, raising net proceeds of $1,400,000 (see Front Cover Page, "Certain Transactions" and "Description of Securities.")

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Development Stage Activities

     Until 1991, the Company was involved in marketing educational books and software to schools and municipal libraries and audio-visual educational packages throughout the United States. In 1991, the Company reduced its concentration on this market because of competition, increasing costs of doing business and slow collections from municipalities and sought new technologies in emerging markets. The Company has continued one small segment of its original business, that of selling audio-visual packages to libraries.

     The Company has been a development stage enterprise since its date of business reformulation in September, 1992 when the Company entered the bio-technology field through the acquisition of technologies of three companies. Subsequently, the acquisition of two of these companies was rescinded. With the technology gained through the acquisition of Protein Resources, Inc., the development of proprietory drug testing technology, and the employment of medical and marketing specialists in the field of drug testing, the Company has developed products, field and market tested these products, applied for patents and copyrights and has begun initial shipments of product.

     These activities have been funded through the sale of convertible debentures aggregating $1,407,000. As of April 30, 1996, all but $132,000 of the convertible bonds had been converted to common shares at $.75 per share. The Company has not as yet generated sufficient revenues during its limited operating history to meet its ongoing operating expenses. The Company sold an additional convertible debenture for $10,000 and received $132,000 through the exercise of 100,000 "A" warrants at $1.00 and 32,000 "B" warrants at $1.00 per share. As of July 31, 1996, the Company also sold 150 shares of convertible preferred shares at $10,000 per share for an aggregate consideration of $1,500,000.

Results of Operations for the year ended April 30, 1996 as compared to the year ended April 30, 1995.

     The only revenues for fiscal 1996 were revenues from the audio-visual segment of the Company's operations. The Company had no revenues as of April 30, 1996 from the Company's drug testing products. Revenues from the audio-visual segment of the business were $137,891 for the year ended April 30, 1995 as compared to $157,105 for the year ended April 30, 1996 representing an increase of $20,214 or 14.7%. This increase is directly attributable to the increased effectiveness of the Company's use of telemarketing to reach the Company's defined market of schools and libraries as substantially all marketing is audio-visual materials is through telemarketing. Costs of good sold for the year ended April 30, 1995 were $45,204 as compared to $96,444 for the year ended April 30, 1996 representing a cost of goods sold percentage of 32.8 % for the year ended April 30, 1995 as compared to 61% for the year ended April 30, 1996. The increase in costs is attributable to the product mix of the items sold having a higher wholesale cost. Increases in the wholesale price of products caused a reduction in gross profit of $31,026 from $92, 687 for the year ended April 30, 1995 as compared to $61,661 for the year ended April 30, 1996.

     General and administrative costs for the year ended April 30, 1996 was $518,826, an increase of 300% over expenses of $129,719 for the year ended April 30, 1995. These increased costs are the result of increased labor costs for office personnel and consulting expenses of $427,225. Research and development expenses of $358,844 for the year ended April 30, 1996 increased by $178,432 or 99% over the amount expended for $135,412 for the year ended April 30, 1995. This increase in expenses is the result of increasing amounts expended for development of the products drug testing delivery system, experiementation and improvement of active ingredient test chemicals, laboratory and field trial testing.

Results of Operations for the three months ended July 31, 1996 as compared to the three months ended July 31, 1995.

     The only revenues for the three month period ended July 31, 1996 were revenues from the audio-visual segment of the Company's operations. The Company had no revenues as of July 31, 1996 from the Company's drug testing products. Revenues from the audio-visual segment of the business were $42,681 for the three months ended July 31, 1995 as compared to $27,444 for the three months ended July 31, 1996 representing an decrease of $15,237 or 36%. This decrease is directly attributable to the decrease in effectiveness of the Company's use of telemarketing to reach the Company's defined market of schools and libraries as substantially all marketing is audio-visual materials is through telemarketing. Costs of good sold for the year ended July 31, 1995 were $13,231 as compared to $6,226 for the three months ended July 31, 1996 representing a cost of goods sold percentage of 31% for the three months ended July 31, 1995 as compared to 23% for the three months ended July 31, 1996. The decrease in costs is attributable to the product mix of the items sold having a lower wholesale cost. Increases in the wholesale price of products caused a reduction in gross profit of $8,232 from $29,450 for the three months ended July 31, 1995 as compared to $21,218 for the three months ended July 31, 1996.

     General and administrative expenses for the three months ended July 31, 1996 were $174,947, an increase of 342% over expenses of $39,605 for the three months ended July 31, 1995. These increased costs are the result of increased labor costs for office personnel and consulting expenses of $85,342 and $50,000 in consulting expenses. Research and development expenses of $57,258 for the three months ended July 31, 1996 decreased by $11,718 or 17% over the amount expended for $68,976 for the three months ended July 31, 1995. This decrease in expenses is the result of decreasing amounts expended for development and the change to directing funds for production needs as research of the products drug testing delivery system, laboratory and field trial testing are completed.

Liquidity And Capital Resources As Of The End of Fiscal Year, April 30, 1996

     The Company increased its cash balance to $437,532 and working capital to $329,085 as of the end of fiscal 1996 is the result of the sale in the aggregate of $1,407,000 convertible debentures over a three year period and their conversion into (except for debentures with a principal amount of $132,000) into the Company's common stock as of April 30, 1996. The Company has expended $535,186 to date for the research and development of its biomedical products.

     Management believes that the present cash balance will pay the initial cost of entering the bio-technical business. This includes completing the design, creating initial inventories and obtaining initial orders and sales of the Company's biomedical products. Management believes that until profitable operations are achieved, the Company must expend resources on research and development, design and marketing, and, as a result, additional funds may be required.

Liquidity And Capital Resources As Of The End Of Fiscal Period Ending July 31, 1996.

     The Company's cash balance was $400,892 and working capital was $428,243 as at July 31, 1996. These balances are the result of the sale of an additional convertible debenture for $10,000 and the receipt of $132,000 through the exercise of 100,000 "A" warrants at $1.00 and 32,000 "B" warrants at $1.00 per share. The Company has expended $622,444 to date for the research and development of its bio-technical products.

     As of the end of this fiscal period, management believed that the present cash balance would pay the initial cost of entering the workplace drug testing business. However, management further believed that, until profitable operations are achieved, the Company must expend resources on research and development, design, marketing and manufacturing and, as a result, additional funds may be required.

Liquidity And Capital Resources - Subsequent Events

     Subsequent to July 31, 1996, the Company raised gross proceeds of $1,500,000 (representing net proceeds of $1,405,000) from the sale of 150 Preferred Shares convertible in the aggregate into Common Shares at the lesser of $6.07 per share or 75% of the Market Price of the Common Shares. The Company has used the net proceeds to fund the conclusion of its product development, ordering an inventory of parts and reagent chemistry, ordering and installing production machinery, engaging in an extensive marketing campaign and commencing limited production. The Company believes that it will not need any additional equity or receivables financing in the foreseeable future for the marketing and production of its test kits and for the future development of its additional biomedical products.

Item 3. Description of Property

     The Company occupies 2,400 square feet consisting of office space and a warehouse and shipping area at 102 Simons Road, Ancramdale, New York 12503 in a free standing building pursuant to a month to month oral lease with an unaffiliated party. Monthly rental is $400.

Item 4. Security Ownership of Certain Beneficial Owners and Management

     (a) Securities Ownership of Certain Beneficial Owners. As of October 31, 1996, the following persons were known by American Bio Medica to own of record or beneficially more than five (5%) of the voting interests of the Company

                   Name and Address of    Amount and Nature of    Percent
Title of Class     Beneficial Owner      Beneficial Ownership    of Class
______________    ___________________    ____________________    ________

Common Stock       Edmund Jaskiewicz         3,029,872             24.2%
                   1730 M Street, NW
                   Washington, DC 20036

Common Stock       Stan Cipkowski            2,707,468             21.6%
                   102 Simons Road
                   Ancramdale, NY 12503

     (b) Securities Ownership of Management. Edmund Jaskiewicz and Stan Cipkowski are officers and directors of the Company. Their ownership of the Company's voting interests are stated above. In addition, as of October 31, 1996, the following officers and/or directors of American Bio Medica own the number of shares set forth after their names.

                   Name and Address of    Amount and Nature of    Percent
Title of Class     Beneficial Owner      Beneficial Ownership    of Class
______________    ___________________    ____________________    ________

Common Stock      Jay Bendis                    625,000             5.0%
                  71 Springcrest Drive
                  Akron, Ohio 44333

Common Stock      Henry J. Wells, Ph.D.          -0-                  0%
                  9421 Book Row
                  Columbia, Maryland 21046

Item 5. Directors, Executive Officers, Promoters and Control Persons.

     The following sets forth certain information concerning the directors and executive officers of American Bio Medica. All directors hold office for a one year term or until their successors are elected and have qualified. The officers serve at the discretion of the board of directors.

    Name               Age          Position                          Since

Stan Cipkowski         48     President, Treasurer
                                and a Director                        1986
Edmund Jaskiewicz      74     Chairman of the Board of Directors,
                                Executive, Vice-President
                                and Secretary                         1992
Jay Bendis             49     Vice-President-Marketing
                                and a Director                        1995
Henry J. Wells         64     Vice-President-Product Development      1995

     Stan Cipkowski founded the precedessor of the Company in 1982 and has been an officer and director of the Company since its incorporation in April 1986. From 1982 to 1986, he was sole proprietor of American Micro Media, which was acquired by the Company. In addition, from 1983 to 1987, Mr. Cipkowski was a general partner of Florida Micro Media, a Fort Lauderdale-based marketer of educational software and was a principal shareholder and Chief Financial Officer of Southeast Communications Group, Inc., a publisher of direct response media. In 1982, he became a consultant to Dialogue Systems, Inc., a New York-based developer of training and communications materials, where he served as Vice President of Sales and Marketing. From 1977 to 1982, he was employed by Prentice-Hall Publishing Company, reaching the position of National Sales Manager. Prior to 1977 he was employed as an accountant for the New Seabury Corporation and as Mid-West Area Manager for the Howard Johnson Company.

     Edmund Jaskiewicz is a lawyer-engineer. He has practiced international patent and corporate law as a sole practitioner since 1963 and has served as Chairman of the Board of Directors since 1992. From 1953 to 1963 Mr. Jaskiewicz was associated with Toulmin and Toulmin, Esqs., Washington, D.C. From 1960 to 1962, he resided in Frankfurt, Germany managing that firm's local office. From 1952 to 1953 he was with the Patent Section of the Bureau of ordinance of the Department of the Navy working on patent infringement and licensing matters. From 1948 to 1952, he served as an attorney at General Electric where he prosecuted patents in electrical and mechanical fields and developed manuals on procedures. He received his JD. in 1952 from George Washington University Law School and his BS. in Engineering from the University of Connecticut in 1947.

     Jay Bendis has been an independent consultant to bio-medical companies since 1990, specializing in commercializing new concept products in both domestic and international markets. From 1990 to 1992, he served as Vice-President of Sales and Marketing for Scientific Imaging Instruments where he was a principal and Vice President of Sales and Marketing. From 1985 to 1990, Mr. Bendis served as National Sales Manager of the XANAR Laser Corp., a division of Johnson & Johnson, where he directed its national sales force and developed its marketing strategy for integrating high power lasers into the hospital market. From 1979 to 1984, he was the Eastern Area Sales and Marketing Manager for the IVAC Corp., a division of Eli Lilly. Prior to 1979, Mr. Bendis held sales management positions with Xerox Corporation and A.M. International. Mr. Bendis earned his BA. in Marketing/Management from Kent State University and is currently a member of the Edison BioTechnology Center Advisory Council for the State of Ohio.

     Henry Wells, Ph.D. has served since 1990 as a contract chemist with the title of Vice-President-Science and Technology for New Horizons Diagnostics, Inc. where he adapts immuno-chemical technologies for detection of infectious diseases. From 1989 to 1990, he was director of production for Espro, Inc., a producer of in-vivo pesticides. From 1985 to 1989, Dr. Wells was Vice-President-Science and Technology for Keystone Diagnostics, Inc. From 1984 to 1985, he was Director of Research and Development for Hill-Wells Research Corporation, a developer of diagnostics products. From 1981 to 1984, he was Vice-President-Research and Development of Hematec Corporation. From 1979 to 1981, Dr. Wells was Director of Biochemistry for Helena Laboratories. From 1973 to 1979, he was Manager of Chemical Chemistry at Smith Kline Diagnostics. Dr. Wells earned his Ph.D. in Biochemistry from the University of Pittsburgh, his MA. from University of Pennsylvania and his BS. in Chemistry from the University of Pittsburgh.

Scientific Advisory Committee

     John Questal has been since 1977 a Chemist and President of Adhesive Consultants, Inc., a technical organization servicing all facets of the pressure sensitive adhesive industry, including adhesive formulation and evaluations, as well as processing. At Adhesive Consultants, Inc., he has been involved in the development of products resulting in over sixty U.S. patents applied for to the benefit of clients. Mr. Questal was Director of Research for Chemtrol Adhesives, Inc. from 1972-1977, President of Adhesive Consultants, Inc. from 1967-1972, and Research Director for Morgan Adhesives, Inc., from 1959 to 1967. Prior to 1959 he was employed as a research chemist for The Norton Company and Battelle Memorial Institute. Mr. Questal earned his BS. in Organic Chemistry from Kent State in 1951 and his MS. in Polymer Science from the University of Akron in 1963.

     Maryce Jacobs, Ph.D. is a consultant to the bio-medical industry. From 1988 to 1993, she was Vice-President of the American Institute for Cancer Research, a nonprofit corporation that funds research and education programs on diet, nutrition, and cancer. As a toxicologist from 1983-1988, Dr. Jacobs performed technical analyses for the U.S. Environmental Protection Agency Office of Pesticides, Office of Toxic Substances and Superfund, the U.S. Food and Drug Administration, the U.S. Dept. of Agriculture, Forest Service, and the U.S. Army Medical Research and Development Command. She was Director of the University of Nebraska Testing Laboratory from 1977-1983, and Co-Chairperson of Biochemistry and Assistant Professor of the M.D. Anderson Cancer Center at the University of Texas from 1971-1977. Dr. Jacobs earned her Ph.D. from Stanford University in 1970.

Item 6. Executive Compensation

     The following table sets forth certain information concerning the compensation paid or accrued by the Company for services rendered during the Company's fiscal year ended April 30, 1996 to the President of the Company and to other Officers and Directors receiving greater than $100,000 in salary and bonus.


                           SUMMARY COMPENSATION TABLE
                 Annual Compensation    Long Term Compensation
                                       Awards                Payouts

_______________________________________________________________________________
(a)        (b)    (c)     (d)    (e)      (f)      (g)      (h)        (i)
Name                            Other     Res-                         All
and                             Annual  tricted                       Other
Principal                       Compen-  Stock    Options   LTIP     Compen-
Position  Year  Salary   Bonus  sation   Awards    SARs    Payouts   sation
                  ($)     ($)    ($)      (#)      (#)      ($)        ($)

_______________________________________________________________________________
Stan       1996 44,000    -0-   -0-      -0-       -0-      -0-       3,000
Cipkowski,
President


        Aggregated Options Granted and Exercised in Last Fiscal Year and
                        Fiscal Year End Option/SAR Values

     The following table sets forth certain information concerning the number of stock options held by the named Officers as of April 30, 1996.

                                              Number of         Dollar value
                                              Shares            of unexercised
                                              underlying        (in-the-money)
                                              unexercised       options/
                                              options/warrants  warrants
                                              on 04/30/96       on 4/30/96
                       of   Options/                    Non-            Non-
                    Options Warrants   Exercise Exer-   Exer-   Exer-   Exer-
 Name       Title   Granted Exercised  Price   cisable  cisable cisable cisable
_______________________________________________________________________________

Stan        Pres./
Cipkowski    Treas.   -0-      -0-      -0-     -0-      -0-     -0-      -0-

Edmund      Exec. VP/ -0-      -0-      -0-     -0-      -0-     -0-      -0-
Jaskiewicz   Sec.

Jay Bendis  VP-.      -0-      -0-      -0-     -0-      -0-     -0-      -0-

Henry J.
Wells, PhD. VP        -0-      -0-      -0-     -0-      -0-     -0-      -0-



Item 7. Certain Relationships and Related Transactions

     The Company, a New York corporation, was formed in April 1986 to purchase a sole proprietorship, American Micro Media, owned by Stan Cipkowski, its President. It successfully completed a public offering in February, 1987. Originally involved in the sale of educational software to schools, it expanded to the sale of corporate training materials and library books. In 1991 and 1992, the Company closed most of its existing business lines because of competition, low margins and slow collections, but retained one book/audio cassette product line.

     In September 1992, the Company acquired all the issued and outstanding common stock of three companies ("Target Companies") two of which were owned by Robert M. Friedenberg and two nonaffiliated parties and the third by Edmund Jaskiewicz, Chairman of the Board in exchange for an aggregate of 15,099,700
Common Shares. The assets of the Target Companies were various biomedical technologies. Dr. Friedenberg, former major stockholder of two of the Target Companies, failed to deliver the claimed technologies to the Company and/or misrepresented them and resigned as an officer and director of the Company. The Common Shares which Dr. Friedenberg and the two nonaffiliated parties would have received (aggregating 9,069,828 shares) were rescinded. In February, 1994, Robert Friedenberg, as owner of the two Target Companies, through these corporations, filed suit to have the agreement of exchange rescinded on the grounds of breach of contract. In order to avoid the imposition of damages against it, the Company filed a counterclaim in July, 1994, seeking enforcement of that agreement. In November, 1995, after a trial, the court dismissed Dr. Friedenberg's lawsuit and allowed the Company's counterclaim to proceed.

     The assets of the third company, previously owned by Mr. Jaskiewicz, included the KDMP technology which were assigned to the Company. Mr. Jaskiewicz agreed, in February, 1996, to the cancellation of 3,000,000 of his 6,029,872 Common Shares because the major business of the Company became the development and marketing of its drug test kit which was developed in-house, rather than the KDMP for the assignment of which Mr. Jaskiewicz received much of his equity interest in the Company.

     On November 3, 1995, Stan Cipkowski, President, Edmund Jaskiewicz, Executive Vice-President and Jay Bendis, Vice-President entered into three-year employment contracts with the Company. Mr. Cipkowski received a salary of $36,000 per annum until April 30, 1996; and $60,000 per annum thereafter until such time as the Company's gross revenues reach $500,000 at which point the annual base salary will increase to $72,000. Messrs. Jaskiewicz and Bendis received a salary of $24,000 per annum until April 30, 1996; and $48,000 per annum thereafter until such time as the Company's gross revenues reach $500,000 at which point the annual base salary will increase to $60,000. In addition, Messrs. Cipkowski, Jaskiewicz and Bendis will each receive a bonus equal to 2% of the gross revenues of the Company after the attainment of gross revenues of $1,000,000 per fiscal year until such annual revenues reach $3,000,000; 1.5% of gross revenues between $3,000,000 and $5,000,000; and 1% on additional revenues. Mr. Bendis was issued 500,000 Common Shares in consideration of past services of which 100,000 shares vested immediately, 100,000 shares after the Company achieves aggregate revenues of $1,000,000; 100,000 after the Company achieves aggregate revenues of $2,000,000; 100,000 shares after the Company achieves aggregate revenues of $3,000,000; and 100,000 shares after the Company achieves aggregate revenues of $4,000,000. Any shares which have not vested by April 30, 1998, will be cancelled.

     In June, 1996, the Company adopted its 1996 Nonstatutory Stock Option Plan (the "1996 Plan"). Options to purchase 2,000,000 Shares are included in the 1996 Plan of which 1,500,000 were issued on June 28, 1996 as follows: Stan Cipkowski, 550,000 options; Edmund Jaskiewicz, 250,000 options; Jay Bendis, 300,000 options; Henry Wells, 150,000 options; Joel Pensley, Esq. (a partner in Pensley & Fugler) 160,000 options, Michael Roy Fugler, Esq. (a partner in Pensley & Fugler) 40,000 options and two non-management employees, 25,000 options each. Each option entitles the holder to purchase one Common Share for $3.00 until June 27, 1999.

     In September, 1996, the Company sold 150 8% Cumulative Convertible Preferred Shares, Series A (the "Preferred Shares") for an aggregate of $1,500,000. Each Preferred Share is convertible pursuant to the following formula: $10,000 (the purchase price of each Preferred Share) divided by the lesser of $6.07 (which was the "Market Price" on the closing date of the sale of the Preferred Shares) or 75% of the Market Price. ("Market Price"is the average closing price of the Common Shares for the five days prior to the date of purchase or conversion, as the case may be, of the Preferred Shares.) The Company is obligated to register with the Securities and Exchange Commission the Common Shares underlying Conversion of the Preferred Shares.

Item 8. Description of Securities

     The authorized capital stock of the Company consists of 30,000,000 Common Shares $.01 par value and 5,000,000 Preferred Shares.

Common Shares.

     10,814,561 Common Shares were issued as of April 30, 1996. Stockholders (i) have general ratable rights to dividends from funds legally available therefor, when, as and if declared by the Company's Board of Directors; (ii) are entitled to share ratably in all assets of American Bio Medica available for distribution to shareholders upon liquidation, dissolution or winding up of its affairs;
(iii) do not have preemptive, subscription or conversion rights, nor are there any redemption or sinking fund provisions applicable thereto; and (iv) are entitled to one vote per Share on all matters on which shareholders may vote at all shareholder meetings. All Common Shares now outstanding are fully paid and nonassessable and all Common Shares to be sold will be fully paid and nonassessable when issued.

     Stockholders do not have cumulative voting rights. Thus, the holders of more than 50% of such outstanding Common Shares, voting for the election of Directors, can elect all of the Directors to be elected, if they so choose, and in such event, the holders of the remaining Common Shares will not be able to elect any of the Company's Directors.

Preferred Shares

     The Board of Directors of the Company has the authority, without further action by the holders of the outstanding Shares of Common Stock, to issue Shares of Preferred Stock from time to time in one or more classes or series, to fix the number of Shares constituting any class or series and the stated value thereof, if different from the par value, and to fix the terms of any such series or class, including dividend rights, dividend rates, conversion or exchange rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price and the liquidation preference of such class or series.

     In September, 1996, the Company sold 150 8% Cumulative Convertible Preferred Shares, Series A. Each Preferred Share is convertible pursuant to the following formula: $10,000 (the purchase price of each Preferred Share) divided by the lesser of $6.07 (which was the "Market Price" on the closing date of the sale of the Preferred Shares) or 75% of the Market Price. ("Market Price" is the average closing price of the Common Shares for the five days prior to the date of purchase or conversion, as the case may be, of the Preferred Shares. The Company intends to file a registration statement relating to the underlying Common Shares and to secure effectiveness of such registration statement.

Stock Options and Warrants

     The Company has adopted the 1996 Nonstatutory Stock Option Plan. 2,000,000 Shares of Common Stock were reserved under the 1996 Plan. The 1996 Plan is administered by the Board of Directors.

     Stock options under the 1996 Plan may be granted to employees, officers, directors, consultants of the Company or any other parties who have made a significant contribution to the business and success of the Company. The exercise price under the Plan may be more, equal to or less than the then current market price of the Shares of Common Stock as deemed to be appropriate.

     The Company has issued 1,500,000 options pursuant to the 1996 Plan. All options are exercisable for a period of three years at $3.00 per share. (See "Certain Transactions.") No options have been exercised.

     The Company has issued 500,000 "A" Options which are exercisable at $1.00 through March 14, 1999 and 500,000 "B" Options, which are exercisable at $2.00 through March 14, 1999. Until a registration statement relating to the Common Shares underlying the Options is effective, certificates representing the shares into which the Options are exercised will bear a legend restricting transfer in the absence of an effective registration with the Commission or an exemption therefrom. The Company has no present intention of filing a registration statement relating to the underlying shares.

     The Company has issued 24,712 Common Share purchase warrants. The Warrants are exercisable at $6.07 per share for a period of two years from the date of an effective registration statement relating to the underlying Common Shares. The Company intends to file a registration statement relating to the underlying Common Shares and to secure effectiveness of such registration statement.

PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Transactions

     The Common Shares are traded on the NASD Electronic Bulletin Board under the symbol "ABMC." The table on the following page sets forth the range of high and low sales prices for the Common Shares on the NASD Bulletin Board for each quarter for the fiscal years 1995 and 1996 and the first quarter of fiscal 1997. There are approximately 321 holders of Common Shares. In addition, there is one holder of the Preferred Shares which do not trade.

         Year Ending April 30, 1997          High                 Low

         First Quarter
                                             6.00                 2.00
         Year Ended April 30, 1996

         Fourth Quarter                      2.00                 0.75

         Third Quarter                       1.00                 0.63

         Second Quarter                      0.62                 0.38

         First Quarter                       0.38                 0.13

         Year Ended April 30, 1995

         Fourth Quarter                      0.13                 0.06

         Third Quarter                       0.13                 0.06

         Second Quarter                      0.09                 0.06

         First Quarter                       0.19                 0.03


Item 2. Legal Proceedings

     In February, 1994, Robert Friedenberg, as owner of the two medical technology companies, MDI and Gendex, acquired by the Company, in the name of these corporations, filed suit to have the Agreement of Exchange rescinded on the grounds of breach of contract. In order to avoid the imposition of damages against it, the Company filed a cross claim, in July, 1994, against Dr.
Friedenberg, seeking enforcement of the Agreement of Exchange. In November, 1995, after a trial, the court dismissed Dr. Friedenberg's lawsuit and allowed the Company's cross claim to proceed to trial. A pretrial hearing was set for December, 1996. In September, 1996, Dr. Friedenberg died. The implications of his death vis-a-vis the lawsuit cannot be assessed at this time.

     In June, 1995, the Company filed a lawsuit against Mr. Morris, Dr. Friedenberg's counsel, for the breach of attorney-client relationship and his fiduciary duty and negligence in representing the Company in matters relating to Dr. Friedenberg and in the preparation of the Share Exchange Agreement. The Company's lawsuit demands damages in the amount of $1,000,000.

     No other legal proceedings are pending to which the Company or any of its property is subject, nor to the knowledge of the Company are any such legal proceedings threatened.

Item 3. Changes in and Disagreement With Accountants

     None.

Item 4. Recent Sales of Unregistered Securities

     Beginning February 16, 1993, and ending as of July 31, 1996, the Company offered and sold under Rule 504 ("Rule 504") of Regulation D ("Regulation D") to the Securities Act of 1933, as amended, (the "Securities Act") 12% convertible subordinated debentures ("Debentures"). Each Debenture was in the a face amount of multiples of $5,000 with interest at 12% per annum payable quarterly. Holders were given the opportunity to convert the principal amount of their Debentures in whole or in part, into Common Shares, at the rate of $.75 per share. The Company sold an aggregate of $1,417,000 in principal amount of Debentures as of July 31, 1996 to sixty-two people all of which were converted into a total of 1,889,333 Common Shares.

     The sales of the Debentures qualified under Rule 504 in that the Company was a non-reporting company under the Securities Exchange Act of 1934 (the "Securities Exchange Act") and at the time of each purchase of a Debenture, for the preceding twelve-month period, the Company had raised under paragraph 3(b) to Regulation D less than $1,000,000.

     In November, 1995, the Company issued 100,000 Common Shares to Joel Pensley, pursuant to Rule 504 for $10,000 of legal services. The sales of the Common Shares qualified under Rule 504 to the Securities Act in that the Company was a non-reporting company under the Securities Exchange Act and at the time of the, for the preceding twelve-month period, the Company had raised less than $1,000,000 under paragraph 3(b) to Regulation D.

     The Company sold, between January 2, 1996 and March 15, 1996, pursuant to Rule 504, 25,000 Units at $1.00 per Unit. Each Unit consisted of one Common Share, 20 common share "A" purchase warrants exercisable for six months at $.50 and two "B" common share purchase warrants exercisable at $1.00. As of July 31, 1996, Unit holders had exercised all 250,000 "A" Warrants into 250,000 Common Shares for an aggregate of $125,000 and all 25,000 "B" Warrants for an aggregate of $25,000.

     As of April 30, 1996, the Company had issued 489,181 Common Shares under Regulation D in consideration for past services to five individuals in the amount of $60,975 or an average consideration of $.125 per share.

     As of April 30, 1996, the Company issued to OTC Communications 100,000 Common Shares under Rule 504 as consideration for corporate public relations services rendered per contract at a value of $.65 per share.

     As of April 30, 1996, the Company issued to Riverside Consulting Group, Inc. 25,000 Common shares under Rule 504 in consideration for financial consulting services of $12,500 at $.50 per share.

     As of April 30, 1996, the Company approved the issuance to OTC Communications 500,000 Common Shares under Regulation D as consideration for corporate public relations services rendered per contract and 50,000 Common Shares for expenses at a value of $.325 per share.

     As of July 31, 1996, the Company issued an aggregate of 100,000 Common Shares to two individuals under Rule 504 at $.50 per share for an aggregate of $50,000 in consideration for financial consulting services.

     All sales of Common Shares or the exercise of the Warrants pursuant to Rule 504 qualified under that rule in that the Company was a non-reporting company under the Securities Exchange Act and at the time of each purchase of a Common Share or exercise of a Warrant, for the preceding twelve-month period, the Company had raised less than $1,000,000 under paragraph 3(b) to Regulation D.

     In September, 1996, the Company sold 150 8% Cumulative Convertible Preferred Shares, Series A (the "Preferred Shares") under Regulation D for an aggregate of $1,500,000 less commissions of 6% or $90,000. Each Preferred Share is convertible pursuant to the following formula: $10,000 (the purchase price of each Preferred Share) divided by the lesser of $6.07 (which was the "Market Price" on the closing date of the sale of the Preferred Shares) or 75% of the Market Price - the average closing price of the Common Shares for the five days prior to the date of purchase or conversion, as the case may be, of the Preferred Shares.) The holder(s) of the Preferred Shares may convert a maximum of one-half of the Preferred Shares on or after 60 days of the purchase of the Preferred Shares and all the Preferred Shares on or after 90 days from the date of purchase.

     In September, 1996, the Registrant issued 24,712 Warrants as part of the compensation to the placement agent which introduced the Company to the purchase of the Preferred Shares. Each warrant is exercisable into one Common Share at $6.07 for a period of two years commencing the effective date of a registration statement relating to the underlying Common Shares.

     In March, 1996, the Registrant issued to OTC Communications 500,000 OTC "A" Options exercisable until March 14, 1999 at $1.00 per share and 500,000 OTC "B" Options exercisable until March 14, 1999 at $2.00 per share. These warrants and the shares underlying them are restricted.

     In June, 1996, the Company adopted its 1996 Nonstatutory Stock Option Plan (the "1996 Plan") under which a maximum of 2,000,000 Nonstatutory Options may be issued. 1,500,000 Nonstatutory Options were issued on June 28, 1996 as follows:
Stan Cipkowski, President, 550,000 options; Edmund Jaskiewicz, Executive Vice-President, 250,000 options; Jay Bendis, Vice-President-Marketing, 300,000 options; Henry Wells, Director, 150,000 options; Joel Pensley, Esq. 160,000 options, Michael Roy Fugler, Esq. 40,000 options and two non-management employees, 25,000 options each. Each Nonstatutory Option entitles the holder to purchase one Common Share for $3.00 until June 27, 1999. The Common Shares underlying the Nonstatutory Options have not been registered under the Securities Act.

Item 5. Indemnification of Directors and Officers

     The personal liability of the directors of the Corporation is eliminated to the fullest extent permitted by the provisions of paragraph (b) of Section 402 of the Business Corporation Law, as the same may be amended and supplemented.

     Section 402(b) of the Business Corporation Law of New York reads:

     "The certificate of incorporation may set forth a provision eliminating or limiting the personal liability of directors to the corporation or its shareholders for damages for any breach of duty in such capacity, provided that no such provision shall eliminate or limit:

     (1) the liability of any director if a judgment or other final adjudication adverse to him establishes that his acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled or that his acts violated section 719, or

     (2) the liability of any director for any act or omission prior to the adoption of a provision authorized by this paragraph."

     The New York Business Corporation Law provides for the indemnification of the Company's officers, directors and corporate employees and agents under certain circumstances as follows:

     Sections 721 through 726 read as follows:

     "721   NONEXCLUSIVITY  OF  STATUTORY   PROVISIONS  FOR  INDEMNIFICATION  OF
DIRECTORS AND OFFICERS.

     The indemnification and advancement of expenses granted pursuant to, or provided by, this article shall not be deemed exclusive of any other rights to which a director or officer seeking indemnification or advancement of expenses may be entitled, whether contained in the certificate of incorporation or the by-laws or, when authorized by such certificate of incorporation or by-laws, (i) a resolution of shareholders, (ii) a resolution of directors, or (iii) an agreement providing for such indemnification, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled. Nothing contained in this article shall affect any rights to indemnification to which corporate personnel other than directors and officers may be entitled by contract or otherwise under law.

     722  AUTHORIZATION  FOR  INDEMNIFICATION  OF DIRECTORS AND OFFlCERS.

     (a) A corporation may indemnify any person, made, or threatened to be made, a party to an action or proceeding other than one by or in the right of the corporation to procure a judgment in its favor, whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the corporation served in any capacity at the request of the corporation, by reason of the fact that he, his testator or intestate, was a director or officer of the corporation, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorney's fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful.

     (b) The termination of any such civil or criminal action or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not in itself create a presumption that any such director or officer did not act, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation or that he had reasonable cause to believe that his conduct was unlawful.

     (c) A orporation may indemnify any person made, or threatened to be made, a party to an action by or in the right of the corporation to procure a judgment in its favor by mason of the fact that he, his testator or intestate, is or was a director or officer of the corporation, or is or was seeing at the request of the corporation as a director or officer of any other corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys/lees, actually and necessarily incurred by him in connection with the defense or settlement of such action, or in connection with an appeal therein if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation, except that no indemnification under this paragraph shall be made in respect of (1) a threatened action, or a pending action which is settled or otherwise disposed of, or (2) any claim issue or matter as to which such person shall have been adjudged to be liable to the corporation. unless and only to the extent that the court on which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

     (d) For the purpose of this section, a corporation shall be deemed to have requested a person to serve an employee benefit plan where the performance by such person of his duties to the corporation also imposes duties on, or otherwise involves services by, such person to the plan or participants or beneficiaries of the plan; excise taxes assessed on a person with respect to an employee benefit plan pursuant to applicable law shall be considered fines; and action taken or omitted by a person with respect to an employee benefit plan in the performance of such person's duties for a purpose reasonably believed by such person to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the corporation.

     723 PAYMENT OF INDEMNIFICATION OTHER THAN BY COURT AWARD.

     (a) A person who has been successful, on the merits or otherwise, in the defense of a civil or criminal action or proceeding of the character described in section 722 shall be entitled to indemnification as authorized in such section.

     (b) Except as provided in paragraph (a), any indemnification under section 722 or otherwise permitted by section 721, unless ordered by a court under section 724 (Indemnification of directors and officers by a court), shall be made by the corporation, only if authorized in the specific case:

     (1) By the board acting by a quorum consisting of directors who are not parties to such action or proceeding upon a finding that the director or officer has met the standard of conduct set forth in section 722 or established pursuant to section 721, as the case may be, or,

     (2) If a quorum under subparagraph (1) is not obtainable or, even if obtainable, a quorum of disinterested directors so directs;

     (A) By the board upon the opinion in writing of independent legal counsel that indemnification is proper in the circumstances because the applicable standard of conduct set forth in such sections has been met by such director or officer, or

     (B) By the shareholders upon a finding that the director or officer has met the applicable standard of conduct set forth in such sections.

     (C) Expenses incurred in defending a civil or criminal action or proceeding may be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount as, and to the extent, required by paragraph (a) of section 725.

     724 INDEMNIFICATION OF DIRECTORS AND OFFICERS BY A COURT.

     (a) Notwithstanding the failure of a corporation to provide indemnification, and despite any contrary resolution of the board or of the shareholders in the specific case under section 723 (Payment of indemnification other than by court award), indemnification shall be awarded by a court to the extent authorized under section 722 (Authorization for indemnification of directors and officers) and paragraph (a) of section 723. Application therefore may be made, in every case, either

     (1) In the civil action or proceeding in which the expenses were incurred or the amounts were paid, or

     (2) to the supreme court in a separate proceeding, in which case the application shall set forth the disposition of any previous application made to any court for the same or similar relief and also reasonable cause for the failure to make application for such relief in the action or proceeding in which the expenses were incurred or other amounts were paid

     (b) the application shall be made in such manner and form as may be required by the applicable rules of court or, in the absence thereof, by direction of a court to which it is made. Such application shall be upon notice to the corporation. The court may also direct that notice by given at the expense of the corporation to the shareholder and such other person as it may designate in such manner as it may require.

     (c) Where indemnification is sought by judicial action, the court may allow a person such reasonable expenses, including attorneys' fees, during the pendency of the litigation as are necessary in connection with his defense therein, if the court shall find that the defendant has by his pleadings or during the course of the litigation raised genuine issues of fact or law.

     725 OTHER PROVISIONS AFFECTING INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     (a) All expenses incurred in defending a civil or criminal action or proceeding which are advanced by the corporation under paragraph (c) of section 723 (Payment of indemnification other than by court award) or allowed by a court under paragraph (c) of section 724 (Indemnification of directors and officers by a court) shall be repaid in case the person receiving such advancement or allowance is ultimately found, under the procedure set forth in this article, not to be entitled to indemnification or, where indemnification is granted, to the extent the expenses so advanced by the corporation or allowed by the court exceed the indemnification to which he is entitled.

     (b) No  indemnification,  advancement or allowance shall be made under this article in any circumstance where it appears:

     (1) That the indemnification would be inconsistent with the law of the jurisdiction of incorporation of a foreign corporation which prohibits or otherwise limits such indemnification

     (2) That the indemnification would be inconsistent with a provision of the certificate of incorporation, a by-law, a resolution of the board or of the shareholders, an agreement or other proper corporate action, in effect at the time of the accrual of the alleged cause of action asserted in the threatened or pending action or proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

     (3) If there has been a settlement approved by the court, that the indemnification would be inconsistent with any condition with respect to indemnification expressly imposed by the court in approving the settlement.

     (c) If any expenses or other amounts are paid by way of indemnification, otherwise than by court order or action by the shareholders, the corporation shall, not later than the next annual meeting of shareholders unless such meeting is held within three months from the date of such payment, and in any event, within fifteen months from the date of such payment, mail to its shareholders of record at the time entitled to vote for the election of directors a statement specifying the persons paid, the amounts paid, and the nature and status at the time of such payment of the litigation or threatened litigation.

     (d) If any action with respect to indemnification of directors and officers is taken by way of amendment of the by-laws, resolution of directors, or by agreement, then the corporation shall, not later than the next annual meeting of shareholders, unless such meeting is held within three months from the date of such action, and, in any event, within fifteen months from the date of such action, mail to its shareholders of record at the time entitled to vote for the election of directors a statement specifying the action taken.

     (e) Any notification required to be made pursuant to the foregoing paragraph (c) or (d) of this section by any domestic mutual insurer shall be satisfied by compliance with the corresponding provisions of section one thousand two hundred sixteen of the insurance law.

     726 INSURANCE FOR INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     a) Subject to paragraph (b), a corporation shall have power to purchase and maintain insurance:

     (1) To indemnify the corporation for any obligation which it incurs as a result of the indemnification of directors and officers under the provisions of this article, and

     (2) To indemnify directors and officers in instances in which they may be indemnified by the corporation under the provisions of this article, and

     (3) To indemnify directors and officers in instances in which they may not otherwise be indemnified by the corporation under the provisions of this article provided the contract of insurance covering such directors and officers provides, in a manner acceptable to the superintendent of insurance, for a retention amount and for co-insurance.

     (b) No insurance under paragraph (a) may provide for any payment, other than cost of defense, to or on behalf of any director or officer:

     (1) if a judgment or other final adjudication adverse to the insured director or officer establishes that his acts of active and deliberate dishonesty were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled, or

     (2) in relation to any risk the insurance of which is prohibited under the insurance law of this state.

     (c) Insurance under any or all subparagraphs of paragraph (a) may be included in a single contract or supplement thereto. Retrospective rated contracts are prohibited.

     (d) The corporation shall, within the time and to the persons provided in paragraph (c) of section 725 (Other provisions affecting indemnification of directors or officers), mail a statement in respect of any insurance it has purchased or renewed under this section, specifying the insurance carrier, date of the contract, cost of the insurance, corporate positions insured, and a statement explaining all sums, not previously reported in a statement to shareholders, paid under any indemnification insurance contract.

     (e) This section is the public policy of this state to spread the risk of corporate management, notwithstanding any other general or special law of this state or of any other jurisdiction including the federal government."

                                THOMAS P. MONAHAN
                           CERTIFIED PUBLIC ACCOUNTANT
                              208 LEXINGTON AVENUE
                           PATERSON, NEW JERSEY 07502
                                 (718)-601-0181

To The Board of Directors and Shareholders of American Bio Medica Corporation

     I have audited the accompanying balance sheet of American Bio Medica Corporation ( a development stage company) as of April 30, 1995 and 1996 and the related statements of operations, cash flows and shareholders' equity for the years ended April 30, 1995 and 1996. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Bio Medica Corporation ( a development stage company) as of April 30, 1995 and 1996 and the results of its operations, shareholders equity and cash flows for the years ended April 30, 1995 and 1996 in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that American Bio Medica Corporation (a development stage company) will continue as a going concern. As more fully described in Note 2, the Company has incurred operating losses since inception and requires additional capital to continue operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans as to these matters are described in Note 2. The financial statements do not include any adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of American Bio Medica Corporation (a development stage company) to continue as a going concern.



                                          Thomas P. Monahan, CPA
June 15, 1996
Paterson, New Jersey

                         AMERICAN BIO MEDICA CORPORATION
                          (A Development Stage Company)
                                  BALANCE SHEET

                                  April 30,           April 30,      July 31,
                                    1995                1996          1996
                                  ________            _________      ________

                                     Assets

Current assets
  Cash                              $82,833           $437,532       $400,892
  Accounts receivable                72,579             34,500         27,938
  Inventory                          27,551             22,301         22,575
  Prepaid expenses                   15,089
                                    _______            _______        _______
Total current assets                198,052            494,333        451,405
Capital assets - net                 24,575             20,575         34,827


Other assets
  License rights                    183,670            110,070         90,670
  Patent costs                       21,000             21,000         21,000
Total other assets                  204,670            131,070        111,670
                                    _______           ________       ________
Total assets                       $427,297           $645,978       $597,902
                                   ========           ========       ========

                                       F-2



                         AMERICAN BIO MEDICA CORPORATION
                          (A Development Stage Company)
                                  BALANCE SHEET

                      Liabilities and Stockholders' Equity

Current liabilities
  Accounts payable and
    accrued expenses                $64,076            $33,248        $23,162
  Notes payable                      89,258
  Convertible debenture payable     500,000            132,000
                                    _______            _______         ______
Total current liabilities           653,334            165,248         23,162
                                    _______            _______         ______
Long term liabilities
  Convertible debenture payable     214,000
  Note payable                      126,500            126,500
                                    _______            _______
  Total long term liabilities       340,500            126,500

Capital stock
  Capital stock-authorized
  30,000,000 common shares,
  par value $.01 each, at
  April 30, 1995 and 1996 and
  July 31, 1996, the shares
  outstanding were 8,350,378,
  12,089,561 and 12,510,894
  respectively.                      83,503            120,895        125,108

  Additional paid in capital        755,173          2,635,006      2,954,793

 Deficit accumulated during
    development stage            (1,405,213)        (2,401,671)    (2,505,161)
                                 ___________        ___________    ___________

Total stockholders' equity         (566,537)           354,230        574,740
                                 ___________        ___________    ___________
Total liabilities and
    stockholders' equity           $427,297           $645,978       $597,902
                                   ========           ========       ========


                 See accompanying notes to financial statements.

                         AMERICAN BIO MEDICA CORPORATION
                          (A Development Stage Company)
                             STATEMENT OF OPERATIONS

                                               For the   For the
                          For the   For the     three    three     Inception
                            year     year       months   months    (April 10,
                            ended    ended      ended    ended      1986) to
                          April 30, April 30,  July 31,  July 31,   July 31,
                            1995      1996       1995     1996       1996
                          ________  ________   ________  _______    _________

Income                    $137,891  $158,105   $42,681    $27,444  $5,368,739
Less cost of goods sold     45,204    96,444    13,231              3,130,348
                           _______   _______    ______     ______   _________
Gross profit                92,687    61,661    29,450     21,218   2,238,391

Operations:
  General and
     administrative        129,719   518,826    39,605    174,947   3,595,890
  Amortization              75,600    77,600    18,900     19,400     309,064
  Research and development 135,412   358,844    68,976     57,258     622,444
                           _______   _______    ______     ______   _________
 Total expense             340,731   955,270   127,481    251,605   4,527,398

Income before other       (248,044) (768,609)  (98,031)  (230,387) (2,164,007)
 income and expenses

Other income and expenses
  Retirement of  debt
   (Note 9)                                               126,500     126,500
  Interest income           10,145       356     4,169        397      14,417
  Interest expense         (67,429) (103,205)  (32,619)              (357,071)
                           _______  _________   _______   _______    _________
  Total other income       (57,284) (102,849)  (28,450)   126,897    (216,154)
    and expenses
Net Profit (Loss)        $(305,328)$(996,458)$(126,481) $(103,490)$(2,505,161)
from operations          ========= ========= =========  ========== ===========

Net income (loss)
   per share               $(.02)   $(.07)    $(.01)      $(.01)     $(.18)
Number of shares
  outstanding           12,510,894 12,510,894 12,510,894 12,510,894 12,510,894
                        ========== ========== ========== ========== ==========




                 See accompanying notes to financial statements.

                         AMERICAN BIO MEDICA CORPORATION
                          (A Development Stage Company)
                             STATEMENT OF CASH FLOWS

                                                For the   For the
                          For the    For the     three     three       Incep-
                           year        year      months    months       tion
                          ended       ended      ended     ended     (April 10,
                         April 30,   April 30,  July 31,  July 31,    1986 to
                           1995        1996      1995      1996        1996)
                         _______     ________   ________  _______     ________

CASH FLOWS FROM
  OPERATING ACTIVITIES
  Net profit (loss)     $(305,328)  $(871,458) $(126,481) $(103,490)$(2,380,161)
  Amortization and
   depreciation            75,600      77,600     18,900     19,400     309,064
  Consulting fees                     306,250                50,000     305,250
  Retirement of debt
    (Note 9)                                               (126,500)   (126,500)

Adjustments to reconcil
   net income to net cash
  Accounts receivable     (55,234)     38,079     46,833      6,562     (27,938)
  Inventory               (19,420)      5,250      9,110       (274)    (22,575)
  Prepaid expenses        (40,683)     15,089     15,089
 Accounts payable         (36,151)    (30,828)   (11,948)   (10,086)     23,162
TOTAL CASH FLOWS FROM
   OPERATIONS            (381,216)   (460,018)   (48,497)  (164,388) (1,868,698)

CASH FLOWS FROM
  FINANCING ACTIVITIES
  Convertible debenture   446,278     693,000    118,200              1,539,000
  Notes payable                       (89,258)                          126,500
  Sale of common stock                150,000               142,000     551,664
  Issuance of stock
    for services                       61,006                            99,253
                         ________     ________    _______   ________   _________
TOTAL CASH FLOWS FROM
   FINANCING ACTIVITIES   446,278     814,717    118,200    142,000   2,316,417

CASH FLOWS FROM
  INVESTING ACTIVITIES
  Capital assets                                            (14,252)    (46,827)
                                                            ________    _______
TOTAL CASH FLOWS FROM
INVESTING ACTIVITIES                                        (14,252)    (46,827)

NET INCREASE (DECREASE)
  IN CASH                  65,062       354,699   69,703    (36,640)    400,892
CASH BALANCE BEGINNING
  OF PERIOD               147,895        82,833   82,833     437,532      -0-
                          _______       _______   ______     _______    _______
CASH BALANCE END
  OF PERIOD               $82,833      $437,532  $13,130    $400,892  $400,892
                          =======      ========  =======    ========  ========

                        AMERICAN BIO MEDICA CORPORATION
                          (A Development Stage Company)
                        STATEMENT OF STOCKHOLDERS' EQUITY

                                          Additional
                     Common      Common    Paid in      Retained
       Date           Stock      Stock     Capital      Earnings     Total
       ____          ______      ______   __________    ________     ______

   4-10-1986(1)    1,600,000     16,000     11,727                   27,727
   4-11-1986(1)      200,000      2,000                               2,000
   4-30-1986        Net Loss                              (612)        (612)
                   _________     ______     ______        ______      ______
   4-30-1986       1,800,000     18,000     11,727        (612)      29,115

   7-09-1986(2)      200,000      2,000     42,888                   44,888
   4-30-1987(3)      360,935      3,609    357,326                  360,935
   4-30-1987(4)                            (74,854)                 (74,854)
   4-30-1987       Net profit                           45,981       45,981
                   __________    ______    ________     _______     ________

   4-30-1987       2,360,935     23,609    337,087      45,369      406,065

   4-30-1988(5)                             67,056                   67,056
   4-30-1988        Net loss                          (417,760)    (417,760)
                    ________     ______    _______    _________    _________
   4-30-1988       2,360,935     23,609    404,143    (372,391)      55,361

   4-30-1989          25,000        250      6,000                    6,250
   4-30-1989        Net loss                           (51,677)     (51,677)
   4-30-1989(5)                             19,520                   19,520
                    _______      ______    _______     ________     _______

   4-30-1989       2,385,935      23,859    429,663    (424,068)      29,454

   4-30-1990       Net profit                           (13,352)     (13,352)
                   _________      ______    _______    _________     _______
   4-30-1990       2,385,935      23,859    429,663    (437,420)      16,102

   4-30-1991(9)      742,000       7,420    193,229                  200,903
   4-30-1991        Net loss                           (419,654)    (419,654)
                   _________       ______   _______    _________    ________
   4-30-1991       3,127,935       31,279   622,892    (857,074)    (202,903)

   4-30-1992(6)      474,800        4,748                              4,748
   4-30-1992        Net loss                           (51,194)     (51,194)
                   _________       ______   _______    ________     _________
   4-30-1992       3,602,735       36,027   622,892    (908,268)    (249,349)


                                      F-6

                        AMERICAN BIO MEDICA CORPORATION
                          (A Development Stage Company)
                        STATEMENT OF STOCKHOLDERS' EQUITY

   4-30-1993(12)   1,717,771       17,177    11,833                   29,010
   4-30-1993(7)    6,029,872       60,299    90,448                  150,747
   4-30-1993       Net profit                           (42,374)     (42,374)
                   __________      _______   _______    ________     ________
   4-30-1993      11,350,378      113,503   725,173    (950,642)    (111,966)

   4-30-1994      Net loss                             (149,243)    (149,243)
                  __________      _______   _______    _________    _________

   4-30-1994      11,350,378      113,503   725,173   (1,099,885)    (261,209)

  10-18-1995(8)   (3,000,000)     (30,000)   30,000
   4-3-1995                                             (305,328)    (305,328)
                  __________      _______    _______   __________    _________
   4-30-1995       8,350,378       83,503    55,173   (1,405,213)    (566,537)

   11-3-1995         500,000        5,000   120,000                   125,000
   4-30-1996(9)    1,700,002       17,000 1,258,000                 1,275,000
   4-30-1996(10)      25,000          250                 24,750       25,000
   4-30-1996(10)     250,000        2,500                122,500      125,000
   4-30-1996(11)     489,181        4,892                 56,083       60,975
   4-30-1996(12)     125,000        1,250                 61,250       62,500
   4-30-1996(14)     100,000        1,000                 64,000       65,000
   4-30-1996(15)     550,000        5,500     173,250                 178,750
   4-30-1996        Net loss                            (996,458)    (996,458)
                  __________      _______   _________  __________     _______

   4-30-1996      12,089,561     $120,895   2,635,006  (2,401,671)   $354,230

   Unaudited

    7-31-1996(9)     176,000        1,760     130,240                 132,000
    7-31-1996(9)      13,333          133       9,867                  10,000
    7-31-1996(13)    100,000        1,000      49,000                  50,000
    7-31-1996(16)     32,000          320      31,680                  32,000
    7-31-1996(17)    100,000        1,000      99,000                 100,000
    7-31-1996       Net loss                           (103,490)     (103,490)
                    ________      _______    ________  _________    _________

    7-31-1996     12,510,894     $125,108  $2,954,793 $2,505,161)    $574,740
                  ==========     ========  ========== ===========    ========

                        See footnotes on following page.

                        AMERICAN BIO MEDICA CORPORATION
                          (A Development Stage Company)
                        STATEMENT OF STOCKHOLDERS' EQUITY

     (1) Issuance of stock for initial capital contribution

     (2) Sale of stock through private placement at $.25 per share

     (3) Sale of stock through Unit offering at $1.00 per Unit plus one warrant

     (4) Write off of related offering expense

     (5) Forgiveness of salary

     (6) Sale of shares at $.001 par value for cash

     (7) Shares issued pursuant to acquisition

     (8) Return of shares by Edmund Jaskiewicz

     (9) Shares issued for conversion of debt

     (10) Shares issued pursuant to sale of 25,000 Units

     (11) Shares issued for Warrant conversion at $.50

     (12) Shares issued in consideration for services under Reg. D at $.125 per share

     (13) Shares issued pursuant to Rule 504 at $.50 per share

     (14) Shares issued under Rule 504 at $.65 per share

     (15) Shares issued pursuant Reg. D at $.325 per share

     (16) Shares issued upon exercise of "B" Warrants

     (17) Shares issued upon exercise of "A" Warrants




                 See accompanying notes to financial statements.

                         AMERICAN BIO MEDICA CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                        FROM INCEPTION TO APRIL 30, 1996

Note 1 - Organization of Company and Issuance of Common Stock

     a. Creation of the Company

     American Bio Medica Corporation (the "Company") was formed under the laws of the State of New York on April 10, 1986 under the name, American Micro Media, Inc. The authorized capital was 200 Common Shares without par value. On May 20, 1986, the Company amended its certificate of incorporation to increase the number of authorized common shares to 20,000,000 shares of $.01 par value per share. On September 12, 1986, the Company amended its certificate of incorporation to remove preemptive rights. On September 28, 1992, the Company amended its certificate of incorporation to increase the aggregate number of authorized common shares to 30,000,000 shares of $.01 par value per share ("Common Shares") and to change its name to American Bio Medica Corporation.

     b. Description of the Company

     From inception until 1991, the Company was involved in marketing educational books and software to schools and municipal libraries and audio-visual educational packages to corporations throughout the United States. In 1991, the Company reduced its concentration on this market because of competition, increasing costs of doing business and slow collections from municipalities and sought new technologies in emerging medical markets. The Company has, however, continued to sell audio-visual packages to libraries.

     The Company is currently in the business of acquiring, developing and marketing biomedical technologies and products. The Company currently owns two technologies for screening drugs of abuse, a workplace screening test and a preliminary test for use by laboratories. The Company also owns a patented low cost method for producing Keratin proteins. The uses for Keratin proteins include hardening of nails and carrying topical lotions and medicines through the skin.

     c. Issuance of Common Stock

     In fiscal 1995, the Company rescinded the right to have an aggregate of 9,044,808 Common Shares issued to Robert Friedenberg, Richard Davidson and Jackson Morris, certain sellers of capital stock of companies which claimed to own certain biomedical technologies, on the grounds of breach of contract. In addition, 3,000,000 of the 6,029,872 Common Shares owned by Edmund Jaskiewicz, Chairman of the Board, Executive Vice-President, Secretary and a Director, were voluntarily returned by him to the Company for cancellation.

     On November 3, 1995, the Company entered into a three year employment agreement with Jay Bendis, Vice-President-Marketing. Pursuant to this agreement, the Company is obligated to issue 500,000 Common Shares. 400,000 of such shares are subject to vesting provisions.

                         AMERICAN BIO MEDICA CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                        FROM INCEPTION TO APRIL 30, 1996

     As of April 30, 1995 and 1996, the Company had borrowed an aggregate of $714,000 and $1,407,000, respectively, on a convertible debenture basis, the principal amount of each debentures convertible at the option of the holder into Common Shares at $.75 per share. As of April 30, 1996, $1,275,000 principal amount of convertible debentures had been converted into an aggregate of 1,700,002 Common Shares. As of April 30, 1996, the principal amount of convertible debentures which had not yet been converted into Common Shares was $132,000.

     As of April 30, 1996, the Company sold, through a private placement, 25,000 Units consisting of 25,000 Common Shares, 500,000 "A" Warrants and 50,000 "B" Warrants for an aggregate consideration of $25,000.

     As of April 30, 1996, Unit holders exercised 250,000 "A" Warrants into 250,000 Common Shares at an exercise price of $.50, for an aggregate of $125,000.

     As of April 30, 1996, the Company issued 489,181 Common Shares in consideration for past services to five individuals in the amount of $60,975 or an average consideration of $.125 per share.

     As of April 30, 1996, the Company issued to OTC Communications 100,000 Common Shares under Rule 504 ("Rule 504") to the Securities Act of 1933, as amended, (the "Securities Act") as consideration for financial consulting services rendered per contract at a value of $.65 per share.

     As of April 30, 1996, the Company issued to Riverside Consulting Group, Inc. 25,000 Common Shares under Rule 504 in consideration for financial consulting services of $12,500 at $.50 per share.

     As of April 30, 1996, the Company issued 100,000 Common Shares to two persons at $.50 per share in consideration for financial consulting services.

     As of April 30, 1996, the Company approved the issuance to OTC Communications 500,000 Common Shares under Regulation D as consideration for financial consulting services rendered per contract and 50,000 Common Shares for expenses at a value of $178,750 or $.325 per share.

     As of July 31, 1996, the Company had converted the balance of the convertible debentures in the amount of $132,000 into 176,000 Common Shares at $.75 per share.

     As of July 31, 1996, the Company sold an additional convertible debenture in the amount of $10,000 which was converted into 13,333 Common Shares at $.75 per share.

     As of July 31, 1996, the Company sold 100,000 Common Shares at $1.00 through the exercise of 100,000 "A" Warrants.

     As of July 31, 1996, the Company sold 32,000 Common Shares at $1.00 per share through the exercise of 32,000 "B" Warrants.

                         AMERICAN BIO MEDICA CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                        FROM INCEPTION TO APRIL 30, 1996

Note 2 - Summary of Significant Accounting Policies

     a. Basis of Financial Statement Presentation

     The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $2,505,161 for period from inception April 10, 1986 to July 31, 1996. These factors indicate that the Company's continuation as a going concern is dependent upon its ability to obtain adequate financing. As of July 31, 1996, the Company is anticipating the exercise of outstanding from issued as part of its private placement and an increase in sales as a result of such additional operating capital. The Company will require substantial additional funds to finance its business activities on an ongoing basis and will have a continuing long-term need to obtain additional financing. The Company's future capital requirements will depend on numerous factors including, but not limited to, continued progress developing its source of inventory of parts supply, initiating marketing penetration and signing hospitals and medical centers to maintenance contracts. The Company plans to engage in such ongoing financing efforts on a continuing basis.

     The financial statements presented consist of the balance sheets dated April 30, 1995 and 1996 the unaudited balance sheet as at July 31, 1996 and the related statements of operations, retained earnings and cash flows for the years ended April 30, 1995 and 1996 and the unaudited statements of operations, retained earnings and cash flows for the three months ended July 31, 1995 and 1996 and the period from inception April 10, 1986 to July 31, 1996.

     b. Earnings per share

     Earnings per share have been computed on the basis of total number of Common Shares outstanding as of July 31, 1996. On this date, 12,510,894 Common Shares were outstanding.

     c. Revenue Recognition

     Revenue is recognized when merchandise is shipped or services are rendered.

     d. Organization expense

     The cost of organizing the Company was charged to operations on a straight line basis over a five year period.

     e. Cash and Cash Equivalents

     Cash and cash equivalents consist of all cash balances and highly liquid investments with a maturity of three months or less. Excess cash balances are primarily invested in U.S. treasury bills with lesser amounts invested in high quality commercial paper and time deposits.

     f. Research and development expenses

     Research and development costs are charged to operations when incurred.

                         AMERICAN BIO MEDICA CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                        FROM INCEPTION TO APRIL 30, 1996

     g. Patents and License Agreements

     Certain costs incurred to acquire exclusive licenses of patentable technology are capitalized and amortized over a five year period or the term of the license, whichever is shorter. The portion of these amounts determined to be attributable to patents is amortized over their remaining lives and the remainder is amortized over the estimated period of benefit but not more than 40 years.

    h. Unaudited financial information

     In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting only of normal recurring items) necessary to present fairly the financial position of the Company as of July 31, 1996 and the results of its operations and its cash flows for the three months ended July 31, 1995 and 1996. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission (the "Commission"). The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year.

Note 3 - Inventory

     Inventory has been recorded at the lower of cost or market under the first-in-first-out method. Inventory components were as follows:


                         April 30, 1995     April 30, 1996     July 31, 1996
                         ______________     ______________     _____________

     Finished Goods        $27,551             $22,301            $22,575

Note 4 - Related Party transactions

     a. Issuance of stock

     In September 1992, the Company entered into a share exchange agreement (the "Share Exchange Agreement") by which it acquired all the issued and outstanding common stock of three companies ("Target Companies") two of which were owned by Robert M. Friedenberg, Richard Davidson and Jackson Morris and the third by Edmund Jaskiewicz, the sole assets of which corporations were various biomedical technologies, in exchange for an aggregate of 15,074,680 Common Shares. Dr. Friedenberg became a director of the Company. As president of two of the Target Companies, he failed, on behalf of the companies of which he was president, to turn over the claimed technologies and/or misrepresented them and resigned as an officer and director of the Company. The right to receive Common Shares by Dr. Friedenberg and Messrs. Davidson and Morris (aggregating 9,044,808 shares) were rescinded by the Company and the right of the Company to have capital stock of two of the Target Companies issued to it were likewise rescinded. The 6,029,872 Common Shares due Mr. Jaskiewicz were duly issued to him. However, he rescinded, in October, 1995, without consideration, 3,000,000 of his Common Shares the actual cancellation of the certificates representing such shares was effected in February, 1996.

     b. Nonstatutory Option Plan

     In June, 1996, the Company adopted its 1996 Nonstatutory Stock Option Plan (the "1996 Plan"). Options to purchase 2,000,000 Shares are included in the 1996 Plan of which 1,500,000 were issued on June 28, 1996 as follows: Stan Cipkowski, President, 550,000 options; Edmund Jaskiewicz, Executive Vice-President, 250,000 options; Jay Bendis, Vice-President-Marketing 300,000 options; Henry Wells, Vice-President-Product Development, 150,000 options; Joel Pensley, Esq. 160,000 options, Michael Roy Fugler, Esq. 40,000 options (partners in Pensley & Fugler, special securities counsel) and two non-management employees, 25,000 options.

     c. Employment Agreement with Jay Bendis

     On November 3, 1995, the Company entered into a three year employment agreement with Jay Bendis, Vice-President-Marketing and Sales. Under this agreement, Mr. Bendis received an annual salary of $24,000 per year until April 30, 1996 and $48,000 per year thereafter. When the Company generates an aggregate of $500,000 gross revenues from the sale of biomedical products, Mr. Bendis' salary will be increased to $60,000 per year. In addition, to his salary, Mr. Bendis will receive a bonus equal to 2% of the gross revenus of the Company of $1,000,000 per fiscal year until such annual revenues reach
$3,000,000,  1.5% of gross  revenues  between  $3,000,000  and $5,000,000 and 1%
thereafter.

     In addition, in consideration of past services valued at $125,000 or $.25 per share, Mr. Bendis received the right to receive 500,000 Common Shares. Certificates representing 400,000 Common Shares are to be held by the Company and shall not vest until the happening of the following events:

     100,000 shares upon the Company's achieving $1,000,00 in gross revenues from sales of biomedical products;

     100,000 shares upon the Company's achieving $2,000,00 in gross revenues from sales of biomedical products;

     100,000 shares upon the Company's achieving $3,000,00 in gross revenues from sales of biomedical products;

     100,000 shares upon the Company's achieving $4,000,00 in gross revenues from sales of biomedical products.

     Certificates representing shares which have not vested on or before April 30, 1998 (or the end of the next succeeding fiscal year in the event the Company changes its fiscal year) will be returned to the Company's stock transfer agent for cancellation. No bonuses will be paid or shares vest subsequent to any election by Mr. Bendis to terminate agreement or his discharge for cause from employment by the Company. Mr. Bendis also is entitled to receive health insurance, participating in stock option or similar plans or other benefits offered generally to management employees and reimbursement of out-of-pocket expenses.

                         AMERICAN BIO MEDICA CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                        FROM INCEPTION TO APRIL 30, 1996

     d. Employment Agreement with Edmund Jaskiewicz

     On November 3, 1995, the Company entered into a three year employment agreement with Jay Bendis, Executive Vice-President. Under this agreement, Mr. Jaskiewicz received an annual salary of $24,000 per year until April 30, 1996 and $48,000 per year thereafter. When the Company generates an aggregate of
$500,000 gross revenues from the sale of biomedical products, Mr. Jaskiewicz' salary will be increased to $60,000 per year. In addition, to his salary, Mr. Jaskiewicz will receive a bonus equal to 2% of the gross revenus of the Company of $1,000,000 per fiscal year until such annual revenues reach $3,000,000, 1.5% of gross revenues between $3,000,000 and $5,000,000 and 1% thereafter. No bonuses will be paid or shares vest subsequent to any election by Mr. Jaskiewicz to terminate agreement or his discharge for cause from employment by the Company. Mr. Jaskiewicz also is entitled to receive health insurance, participating in stock option or similar plans or other benefits offered generally to management employees and reimbursement of out-of-pocket expenses.

     e. Employment Agreement with Stan Cipkowski

     On November 3, 1995, the Company entered into a three year employment agreement with Stan Cipkowski, President. Under this agreement, Mr. Cipkowski received an annual salary of $36,000 per year until April 30, 1996 and $60,000 per year thereafter. When the Company generates an aggregate of $500,000 gross revenues from the sale of biomedical products, Mr. Cipkowski's salary will be increased to $72,000 per year. In addition, to his salary, Mr. Cipkowski will receive a bonus equal to 2% of the gross revenus of the Company of $1,000,000 per fiscal year until such annual revenues reach $3,000,000, 1.5% of gross revenues between $3,000,000 and $5,000,000 and 1% thereafter. No bonuses will be paid or shares vest subsequent to any election by Mr. Cipkowski to terminate agreement or his discharge for cause from employment by the Company. Mr. Jaskiewicz also is entitled to receive health insurance, participating in stock option or similar plans or other benefits offered generally to management employees and reimbursement of out-of-pocket expenses.

Note 5 - Acquisition of Medical Technology

     On September 3, 1992, the Company entered into the Share Exchange Agreement with Dr. Friedenberg, Richard Davidson, Jackson Morris and Edmund M. Jaskiewicz for the acquisition of the outstanding capital stock of Medical Diagnostics, Inc. ("MDI") (wholly owned by Dr. Friedenberg, Gendex, Inc. ("Gendex, Inc.") (wholly owned by Dr. Morris) and Protein Resources Corporation ("Protein Resources") (wholly owned by Mr. Jaskiewicz), corporations owned by these parties. Pursuant to the Share Exchange Agreement, the Company agreed to exchange Common Shares or all of the issued and outstanding capital stock of these companies as follows:

 Robert Friedenberg                             6,029,872 shares
 Richard Davidson                               1,130,601 shares
 Edmund Jaskiewicz                              6,029,872 shares
 Jackson Morris                                 1,884,335 shares

                 Total                         15,074,680  shares

                         AMERICAN BIO MEDICA CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                        FROM INCEPTION TO APRIL 30, 1996

     Dr.   Friedenberg  and  Mr.   Jaskiewicz  had,   simultaneously   with  the
transaction, transferred their right to receive some Common Shares to Messrs. Davidson and Morris.

     The transactions relating to MDI and Gendex were rescinded by the Company on the grounds of failure of consideration and breach of contract.

     The acquisition of Protein Resources has been accounted for as an acquisition using the purchase method. The basis of the consideration was the exchange of 6,029,873 Common Shares for which no registration with the Commission has or is intended to be filed, representing the historic cost incurred by Dr. Jaskiewicz of $150,747. The Company agreed to value the common used for the acquisition at one half the closing bid price at the date of the agreement (or one/half of the closing bid price of $.05 per share or $.025 per share) in consideration of receiving unregistered Common Shares and the risk of the holding period before such shares could be publicly sold. This amount was allocated to patent costs in the amount of $60,000 and license rights in the amount of $90,747. Accordingly, the accompanying financial statements include the results of operations of the consolidated operations from the date of acquisition, September 3, 1992 to present.

     In February, 1994, Robert Friedenberg, as owner of the two medical technology companies, MDI and Gendex, acquired by the Company, in the name of these corporations, filed suit to have the Agreement of Exchange rescinded on the grounds of breach of contract. In order to avoid the imposition of damages against it, the Company filed cross claim, in July, 1994, against Dr.
Friedenberg, seeking enforcement of the Agreement of Exchange. In November, 1995, after a trial, the court dismissed Dr. Friedenberg's lawsuit and allowed the Company's cross claim to proceed to trial. The Company never issued certificates representing its Common Shares to Dr. Friedenberg, or Messrs. Davidson or Morris pursuant to the Share Exchange Agreement due to its breach and rescinded the acquisition of the outstanding capital stock of MDI and Gendex.

Note 6 - 12% Convertible Subordinated Debentures

     Beginning February, 1993, the Company offered and sold under Rule 504 12% convertible subordinated debentures. Interest on each debenture was due and was paid quarterly. The principal amounts of the debentures were convertible, in whole or in part, into Common Shares, at the rate of $.75 per share. The Company sold an aggregate of $714,000 of debentures as of April 30, 1995 and $1,407,000 as of April 30, 1996. As of April 30, 1996, $1,275,000 of convertible debentures had been converted into 1,700,002. As of April 30, 1996, the balance due by the Company to the holders of convertible debentures who had not elected to converted to Common Shares was $132,000.

     As of April 30, 1996, the Company has reserved sufficient authorized but unissued Common Shares for conversion of the Debentures which shares, upon issuance and delivery, would be duly and validly issued, fully paid and nonassessable.

     As of July 31, 1996, the Company had converted the balance of the convertible debentures in the amount of $132,000 into 176,000 Common Shares at $.75 per share.

     As of July 31, 1996, the Company sold an additional convertible debenture in the amount of $10,000 which was converted into 13,333 Common Shares $.75 per share.

                         AMERICAN BIO MEDICA CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                        FROM INCEPTION TO APRIL 30, 1996

Note 7 - Income Taxes

     The Company provides for the tax effects of transactions reported in the financial statements. The provision if any, consists of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. As of April 30, 1996 and July 31, 1996, the Company had no material current tax liability, deferred tax assets, or liabilities to impact on the Company's financial position because the deferred tax asset related to the Company's net operating loss carry forward and was fully offset by a valuation allowance.

     At July 31, 1996, the Company has net operating loss carry forwards for income tax purposes of $2,380,161. This carry forward is available to offset future taxable income, if any, and expires in the year 2010. The Company's utilization of this carry forward against future taxable income may become subject to an annual limitation in the event that there is a cumulative change in ownership of the Company of more than 50%.

     The components of the net deferred tax asset as of July 31, 1996 are as follows:

     Deferred tax asset:
          Net operating loss carry forward                     $ 851,754
          Valuation allowance                                  $(851,754)
          Net deferred tax asset                               $   -0-
                                                               ==========

     The Company recognized no income tax benefit from the loss generated in the year ended April 30, 1996 and for the three months ended July 31, 1996. SFAS No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company's ability to realize benefit of its deferred tax asset will depend on the generation of future taxable income. Because the Company has yet to recognize significant revenue from the sale of its products, the Company believes that a full valuation allowance should be provided.

Note 8 - Commitments and Contingencies

     a. Private Placement of Securities

     The Company offered, pursuant to Rule 504 of the Securities Act, 50,000 Units at $1.00 per Unit. Each Unit consisted of one Common Share, 20 common share "A" purchase warrants exercisable for six months at $.50 and two common share "B" purchase warrants exercisable at $1.00. The "B" Warrants were exercisable for a period of three months, subject to extension by the Company, beginning six months from January 2, 1996.

     As of April 30, 1996, the Company had closed that offering with the sale of 25,000 Units consisting of 25,000 Common Shares, 500,000 "A" Warrants and 50,000 "B" Warrants for an aggregate consideration of $25,000. As of April 30, 1996, Unit holders had exercised 250,000 "A" Warrants into 250,000 Common Shares for an aggregate of $125,000. As of April 30, 1996, the Company had reserved 300,000 shares of common stock underlying the unexercised Unit Warrants.

                         AMERICAN BIO MEDICA CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                        FROM INCEPTION TO APRIL 30, 1996

     As of April 30, 1996, the Company issued to OTC Communications 100,000 Common Shares under Rule 504 as consideration for financial consulting services rendered per contract at valued at $178,750 or $.65 per share.

     As of April 30, 1996, the Company issued to Riverside Consulting Group, Inc. 25,000 Common Shares under 504 in consideration for financial consulting services of $12,500 at $.50 per share.

     As of July 31, 1996, the Company sold 100,000 Common Shares at $1.00 through the exercise of 100,000 "A" Warrants.

     As of July 31, 1996, the Company sold 32,000 Common Shares at $1.00 per share through the exercise of 32,000 "B" Warrants.

     b. 12% Convertible Subordinated Debentures

     The Company is obligated to convert the outstanding Debentures at the option of the holders into Common Shares at a ratio one share for each $.75 principal amount of each Debenture so converted. At April 30, 1996, the Company had reserved 176,000 Common Shares for conversion of the aggregate principal amount of $132,000 of the Debentures which had not been converted as of April 30, 1996.

     As of July 31, 1996, the Company had converted the balance of the convertible debenture bonds in the amount of $132,000 into 176,000 shares of common stock at $.75 per share.

     As of July 31, 1996, the Company sold an additional convertible debenture bond in the amount of $10,000 and was converted into 13,333 shares of common stock at $.75 per share.

     c. Lawsuits

     1. In February, 1994, Robert Friedenberg, as owner of the two medical technology companies, MDI and Gendex, acquired by the Company, in the name of these corporations, filed suit to have the Agreement of Exchange rescinded on the grounds of breach of contract. In order to avoid the imposition of damages against it, the Company filed cross claim, in July, 1994, against Dr.
Friedenberg, seeking enforcement of the Agreement of Exchange. In November, 1995, after a trial, the court dismissed Dr. Friedenberg's lawsuit and allowed the Company's cross claim to proceed to trial. The Company never issued any Common Shares to Dr. Friedenberg pursuant to the Share Exchange Agreement and has rescinded the transaction.

     2. In June, 1995, the Company filed a lawsuit against Mr. Morris, Dr. Friedenberg's counsel, for the breach of attorney-client relationship and his fiduciary duty and negligence in representing the Company in matters relating to Dr. Friedenberg and in the preparation of the Share Exchange Agreement. The Company's lawsuit demands damages in the amount of $1,000,000.

                         AMERICAN BIO MEDICA CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                        FROM INCEPTION TO APRIL 30, 1996

     d. Public Relations Agreement

     In February, 1996, the Company entered into an agreement with OTC Communications ("OTC") for financial public relations and communications services to the Company and to serve when requested as the Company's liaison and spokesman to the financial and investment community. In March, 1996, the Company granted to OTC the right to receive 100,000 Common Shares at a value of $.65 per share for a total consideration of $65,000 in lieu of initial payment, monthly retainers or expense reimbursement, including communications and mailing for a period of one year and 550,000 Common Shares for years 2 and 3 under Reg. D for a consideration of $.325 representing 1/2 the market price of the Common Shares at the date of the Contract, March 14, 1996, 50,000 shares allocated to expense reimbursement and 500,000 shares allocated to public relations consulting. The Company agreed to value the 550,000 shares at 1/2 market price in consideration of OTC receiving unregistered Common Shares and the risk of the holding period until they may be sold publicly. Certificates representing the 100,000 Common Shares were issued in July, 1996. As of July 31, 1996, certificates representing the 550,000 Common Shares had been authorized but not issued. The Company has also issued to OTC 500,000 "A" Options which are exercisable at $1.00 through March 14, 1999 and 500,000 "B" Options, which are exercisable at $2.00 through March 14, 1999. Until a registration statement relating to the Common Shares underlying the Options is effective, certificates representing the shares into which the Options are exercised will bear a legend restricting transfer in the absence of an effective registration with the Commission or an exemption therefrom.

     e. Nonstatutory Option Plan

     The Company has adopted the Fiscal 1996 Nonstatutory Stock Option Plan (the "Plan"). 2,000,000 Common Shares were reserved under the Plan. The Plan is administered by the Board of Directors.

     Stock options under the Plan may be granted to employees, officers, directors, consultants of the Company or any other parties who have made a significant contribution to the business and success of the Company. The exercise price under the Plan may be more, equal to or less than the then current market price of the Common Shares as deemed to be appropriate.

     As of July 31, 1995, the Company has issued 1,500,000 options pursuant to the 1996 Nonstatutory Option Plan. All options are exercisable for a period of three years at $3.00 per share. The company has reserved 1,500,000 Common Shares for the exercise of these options.

     f. Leased Office Space

     The Company leases 2,200 square feet of office and warehouse space from an unrelated party on a month to month basis at $400 per month.

Note 9 - Secured Loan

     On March 9, 1990, the Company entered into an security agreement with a finance company (the "Finance Company"), to borrow money secured by the Company's receivables evidenced by invoices. At the time, the Company was engaged in selling educational books to municipal school districts and public libraries throughout the United States. The Finance Company agreed to lend an amount equal to 60% of the net value of all the Company's accounts receivable. Accounts receivable funding ceased as of July 31, 1990.

                         AMERICAN BIO MEDICA CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                        FROM INCEPTION TO APRIL 30, 1996

     The Company instituted a lawsuit against the Finance Company on November 26, 1990 for damages due to its failure lend to the 60% credit limit based on its calculations and for forgiveness of the loan based on the Factor's charging, based on its own billings, at an interest rate in excess of the rate of 25% per annum as prescribed in the sections dealing with usury in New York Penal State Law. Although company counsel had opined that the Company would prevail in the action and that all indebtedness incurred in the principal amount $126,500 plus interest and fees would be voided by reason of the Finance Company's violation of the usury provisions of the Penal Law, by agreement between the Company and the Factor, the lawsuit was withdrawn without prejudice as the Company, at that time, lacked the resources for protracted litigation. In April, 1996, the obligation, if any, to the Finance Company became barred by New York State's six-year statute of limitations. The Board of Directors of the Company has elected to write-off the obligation.

Note 10 - Business and Credit Concentrations

     The amount reported in the financial statements for cash represents fair market value. Because the difference between cost and the lower of cost or market is immaterial, no adjustment has been recognized and investments are recorded at cost.

Note 11 - Development Stage Company

     The Company is considered to be a development stage company with little operating history subsequent to its reorganization and its commencement of development of its newly acquired biomedical technologies which are, at present, its core business. The Company was, as of July 31, 1996, dependent upon the use of the net proceeds from the sale of the Units and the exercise of the Unit Warrants to develop and market these technologies and bringing them to market. Since its reorganization, the Company's activities have been limited to the sale of shares of common stock in connection with its organization, the acquisition of patented technology, the preparation of a marketing plan and limited production, test marketing of its products also setting up machinery for mass production, designing first products, including chemistry, packaging and graphics.

Note 12 - Subsequent Events

     Subsequent to July 31, 1996, the Company amended its certificate of incorporation authorizing the issuance of 5,000,000 preferred shares, $.01 par value per share. The board of directors of the Company has the authority, without further action by the holders of the outstanding Common Shares, to issue preferred shares from time to time in one or more classes or series, to fix the number of shares constituting any class or series and the stated value thereof, if different from the par value, and to fix the terms of any such series or class, including dividend rights, dividend rates, conversion or exchange rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price and the liquidation preference of such class or series.

                         AMERICAN BIO MEDICA CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                        FROM INCEPTION TO APRIL 30, 1996

     Subsequent to July 31, 1996, the Company sold 150 convertible preferred shares for $10,000 per share for an aggregate consideration of $1,500,000 less $90,000 in commissions and $5,000 in offering expenses for a net consideration of $1,405,000. Each convertible preferred share pays a 8% cumulative dividend and is convertible into Common Shares at an exercise price of the lesser of $6.07 (the "Market Price" on the date of the sale of the preferred shares) or 75% of the "Market Price" of the Common Shares at the date of conversion. The Market Price is equal to the average of closing bid price for the previous five days prior to conversion. The holders right to convert 1/2 of the preferred shares beginning 60 days after the date of purchase with the balance available for conversion after 90 days after the date of purchase. The Company has agreed to register the Common Shares underlying the preferred shares within 180 days of purchase, September 23, 1996.

     The Company has reserved a maximum of 600,000 Common Shares for the conversion of preferred shares.

     The Company has issued 24,712 Common Share purchase warrants. The Warrants are exercisable at $6.07 per share for a period of two years from the date of an effective registration statement relating to the underlying Common Shares.

     On July 23, 1996, the Company filed a registration statement on Form 10-SB pursuant to the Securities Exchange Act of 1934. That registration statement became effective on September 21, 1996 and, as a result, the Company is subject to the informational requirements of said act and files reports, proxy statements, and other information with the Securities and Exchange Commission.

     The Company is involved in the preparation of offering documents relating to a registration statement on Form SB-2 the purpose of which is to register 600,000 Common Shares underlying the conversion of the Preferred Shares and 24,712 underlying the exercise of the Warrants.

                                   SIGNATURES



     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       AMERICAN BIO MEDICA CORPORATION
                                                     (Registrant)


Date: November 12, 1996                      By:    s/Stan Cipkowski
                                                    -----------------
                                                    Stan Cipkowski,
                                                    President and Principal
                                                    Executive Officer and
                                                    Principal Financial Officer


Dated: November 12, 1996


     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities on the date(s).

s/Stan Cipkowski
----------------                       Director                November 12, 1996
Stan Cipkowski

                                       Director
Edmund Jaskiewicz

S/Jay Bendis
------------                           Director                November 12, 1996
Jay Bendis

                                    Exhibits

         Exhibit List

     3.1     Certificate of Incorporation*

     3.2     First Amendment to Certificate of Incorporation*

     3.3     Second Amendment to Certificate of Incorporation*

     3.4     Third Amendment to Certificate of  Incorporation*

     3.5     Bylaws*

     3.6     Fourth Amendment to Certificate of Incorporation

     4.1     Specimen Common Stock Certificate*

     4.2     Specimen "B" Warrant Certificate*

     4.3     Terms of 8% Cumulative Convertible Preferred Stock, Series A

     4.4     Private Securities Subscription Agreement

     4.5     Registration Rights Agreement

     5.1     Opinion of Pensley & Fugler*

     5.2     Revised Opinion of Pensley & Fugler

     10.1    Contract with OTC Communications*

     10.2    Employment Contract with Stan Cipkowski

     10.3    Employment Contract with Edmund Jaskiewicz

     10.4    Employment Contract with Jay Bendis

     23.1    Consent of Thomas P. Monahan, CPA*

     23.2    Consent of Pensley & Fugler*

     23.3    Consent of Thomas P. Monahan, CPA to First Amendment





     *Previously submitted

                                   Exhibit 3.6



                Fourth Amendment to Certificate of Incorporation

                            CERTIFICATE OF AMENDMENT
                                       TO
                        THE CERTIFICATE OF INCORPORATION
                                       OF
                               AMERICAN BIO MEDICA

                Under Section 805 of the Business Corporation Law
                            of the State of New York
                            _________________________

     It is hereby certified that:

     FIRST: The name of the Corporation is American Bio Medica Corporation.

     SECOND: The Certificate of Incorporation of the Corporation was filed by the Department of State of New York on April 10, 1986 under the name, American Micro Media, Inc.

     THIRD: The amendments to the Corporation's Certificate of Incorporation effected by this Certificate of Amendment are as follows:

     The Corporation's Certificate of Incorporation presently authorized the issuance of 30,000,000 shares of which all are common shares, par value $.01 per share. The amendment would add 5,000,000 shares of new preferred stock, par value $.01 per share. As a result, the number of authorized shares will be 35,000,000 shares, par value $.01 per share, of which 30,000,000 shares will be common shares, par value $.01 per share, and 5,000,000 shares will be preferred shares, par value $.01 per share.

     FOURTH: To accomplish the foregoing amendment, the full text of Article "FOURTH" of the Corporation's Certificate of Incorporation is hereby amended to read as follows:

     FOURTH: The aggregate number of shares which the Corporation shall have the authority to issue is 35,000,000 shares, par value $.01 per share of which 30,000,000 are common shares, $.01 par value per share and 5,000,000 are preferred shares, $.01 par value per share. The Board of Directors may divide the preferred shares into one or more series and issued such preferred shares from time to time with such preferences, privileges, limitations and relative rights as it may determine.

     FIFTH: The foregoing amendments to the Corporation's Certificate of Incorporation were authorized by vote of the Corporation's Board of Director, followed by the vote of the holders of a majority of all of the outstanding shares entitled to vote on said amendment.

     IN WITNESS WHEREOF, we have subscribed this document on the date set forth below and do hereby affirm, under the penalties of perjury, that the statements contained herein have been examined by use and are true and correct.

Dated: Ancramdale, New York
September 20, 1996

                                               s/Stan Cipkowski
                                               -----------------
                                               Stan Cipkowski, President

                                               s/Edmund Jaskiewicz
                                               --------------------
                                               Edmund Jaskiewicz, Secretary

                                   Exhibit 4.3



          Terms of 8% Cumulative Convertible Preferred Stock, Series A

          TERMS OF 8% CUMULATIVE CONVERTIBLE PREFERRED STOCK, SERIES A
               AMERICAN BIO MEDICA CORPORATION (the "Corporation")

     1. Designation and Amount. There is hereby established a series of Preferred Stock to be designated as the "8% Cumulative Convertible Preferred Stock, Series A" (the "Series A Convertible Preferred Stock") and the number of shares which shall constitute such series shall be fifteen (15) shares, with a stated value (the "Stated Value") of U.S. $10,000 per share.

     2. Dividends.

     (a) General. The holders of the Series A Convertible Preferred Stock shall be entitled to receive cumulative preferential stock dividends in an amount equal to a rate of return of 8% of the Stated Value per annum from the date of issuance (with appropriate proration for any partial dividend period). Such cumulative dividends shall be payable in Common Stock such number of shares of Common Stock being determined in accordance with the formula set forth in
Section 4 herein upon conversion of the Series A Convertible Preferred Stock in an amount equal to the accumulated dividend attributable to such then being converted,

     (b) Dividends Cumulative. Dividends on the Series A Convertible Preferred Stock shall accrue and be cumulative from the date of issuance, whether or not earned and whether or not in any dividend period there shall be surplus or net profits of the Corporation legally available for the payment of such dividends.

     (c) Equality of Shares. No dividend shall be declared or set apart for any shares of the Series A Convertible Preferred Stock for any period unless at the same time a like proportionate dividend for the same period shall be declared or set apart for all shares of the Series A Convertible Preferred Stock then outstanding and entitled to receive such dividend.

     (d) Restrictions with Respect to Junior Shares. So long as any shares of the Series A Convertible Preferred Stock shall remain outstanding, no dividend shall be declared or paid or set apart for payment on the Common Stock or any other class of stock ranking junior to the Series A Convertible Preferred Stock in either payment of dividends or liquidation (all such junior classes of stock including, without limitation, the Common Stock, hereinafter referred to collectively as the "Junior Stock") unless full dividends (including interest on any accumulations of dividends) on all outstanding shares of Series A Convertible Preferred Stock shall have been paid in full for all past dividend periods and the dividends on all outstanding shares of Series A Convertible Preferred Stock for the then current dividend period shall have been paid or declared and sufficient funds set apart for payment thereof.

     3. Liquidation Preference. (a) General. The Series A Convertible Preferred Stock shall be preferred over the Common Stock and any other class or series of Junior Stock. In the event of any liquidation or dissolution or winding up of the Corporation, the holders of the Series A Convertible Preferred Stock shall be entitled to receive, after payment or provision for payment of the debts and other liabilities of the Corporation, out of the assets of the Corporation available for distribution to its shareholders, all accumulated and unpaid dividends before any distribution of the assets shall be made to the holders of the Common Stock or any other class or series of Junior Stock. After payment of accumulated dividends on the Series A Convertible Preferred Stock shall have been made in full as provided in the preceding sentence, but not prior thereto, the Preferred Stock, the Common Stock and any other series or class of Junior Stock shall, subject to the respective terms and provisions, if any, applying thereto, be entitled to receive any and all assets remaining to be paid or distributed, with the Series A Convertible Preferred Stock sharing therein in an amount per share of Series A Convertible Preferred Stock equal to the amount to be distributed on each share of Common Stock multiplied by a fraction the numerator of which is the Stated Value of such share of Series A Convertible Preferred Stock and the denominator of which is the then current Conversion Price (as defined below). (b) Distributions Pro Rata. If upon any liquidation or dissolution or winding up of the Corporation the amounts payable on or with respect to the Series A Convertible Preferred Stock together with the amounts payable on or with respect to all classes or series of stock ranking on a parity with the Series A Convertible Preferred Stock as to distribution of assets are not paid in full, the holders of shares of Series A Convertible Preferred Stock together with all classes or series of stock ranking on a parity with the Series A Convertible Preferred Stock as to distribution of assets shall share pro rata in any distribution of assets in respect of the shares held by them upon such distribution in proportion to the amounts that would have been distributable to each such class or series if all amounts payable on or with respect to the Series A Convertible Preferred Stock and any other class or series of stock that so ranks on a parity with the Series A Convertible Preferred Stock had been paid in full. (c) Merger or Consolidation. Neither the merger or consolidation of the Corporation with another corporation nor the sale or lease of all or substantially all of the assets of the Corporation shall be deemed to be a liquidation or dissolution or winding up of the Corporation. (d) Notice Required. Written notice of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, stating the payment date and the place where the distributable amount shall be payable and stating the anticipated amount of any such distributable amount, shall be given by mail, postage prepaid, not less than thirty (30) days prior to the payment date stated therein, to the holders of record of the Series A Convertible Preferred Stock at their respective addresses as the same shall then appear on the books of the Corporation.

     4. Conversion.

     (a) General. Shares of Series A Convertible Preferred Stock may be converted at the option of the holder thereof, or otherwise as provided below, into fully paid and nonassessable shares of Common Stock of the Corporation at a price (the "Conversion Price") equal to the lesser of: (i) the Market Price (as defined below) per share of Common Stock on the Closing date, and (ii) twenty five percent (25%) off the Market Price per share of Common Stock on the date of conversion, together with all accrued but unpaid dividends thereon. Such option may be exercised by any holder on or after sixty (60) days after the Closing with respect to a maximum, in the aggregate, of one-half (1/2) of the shares of Series A Convertible Preferred Stock acquired by such holder and on or after ninety (90) days after the Closing with respect to the remaining shares of Series A Convertible Preferred Stock acquired by such holder. For purposes of this subparagraph (a) the Market Price per share of Common Stock on any date shall be deemed to be the average of the daily closing bid prices for the five
(5) consecutive trading days ending on the trading day prior to the day in question. "Closing price" on any day when used with respect to the Common Stock means the reported closing bid price therefor as reported by Bloomberg, L.P., or if not so reported the average of the closing bid and asked prices as furnished by any member of the National Association of Securities Dealers, Inc. selected from time to time by the Buyer for that purpose.

     (b) Adjustments. The Conversion Price and the kind and amounts of securities and property for which the shares of Series A Convertible Preferred Stock may be converted shall be subject to adjustment from time to time as follows:

     (i) If, at any time after the issuance of the Series A Convertible Preferred Stock, the Corporation shall (A) declare or pay a dividend, or make a distribution, to all holders of its Common Stock in shares of Common Stock, (B) subdivide its outstanding shares of Common Stock into a greater number of shares, (C) combine its outstanding shares of Common Stock into a smaller number of shares, or (D) issue by reclassification of its shares of Common Stock (other than a subdivision or combination thereof or a change in par value) any securities, the Conversion Price in effect immediately prior to such action shall be adjusted so that the holder of any share of Series A Convertible Preferred Stock thereafter surrendered for conversion shall be entitled to receive the kind and number of shares of Common Stock of the Corporation and/or other securities which he would have owned or been entitled to receive immediately following such action had such share of Series A Convertible Preferred Stock been converted immediately prior thereto. Any adjustment made pursuant to this Paragraph (b)(i) shall become effective immediately after the record date in the case of a dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification.

     (ii) If, at any time after the date of issuance of the Series A Convertible Preferred Stock, the Corporation shall distribute to all or substantially all holders of its Common Stock either (A) evidences of indebtedness or assets (excluding cash dividends or distributions) or (B) any other securities of the Corporation or any rights, warrants or options to subscribe for, purchase or otherwise acquire securities of the Corporation in a transaction not covered by Paragraph (b)(i) above (any of which are referred to herein as "Other Securities"), then and in any such case the Corporation shall either distribute such Other Securities to the holders of the Series A Convertible Preferred Stock or reserve for the benefit of the holders of the Series A Convertible Preferred Stock such amount of such Other Securities as the holders of all Series A Convertible Preferred Stock then outstanding would have owned or been entitled to receive immediately following such action had the shares of Series A Convertible Preferred Stock been converted into shares of Common Stock immediately prior thereto. In addition, the Corporation shall either distribute to, or reserve for the benefit of, the holders of the Series A Convertible Preferred Stock any principal, interest, dividends or other property payable with respect to such Other Securities as and when such interest, dividends or other property is distributed to the holders of Common Stock. If such a reserve is made, as and when each such share of Series A Convertible Preferred Stock is converted, the holder of such share shall be entitled to receive from the Corporation his share of such Other Securities together with the principal, interest, dividends or other property payable with respect thereto.

     (iii) All calculations under this Section 4 shall be made to the nearest one-tenth of a cent or to the nearest one thousandth of a share, as the case may be. No adjustment shall be required unless such adjustment would result in an increase or decrease of at least one percent (1%) of the Conversion Price; provided, however, that any adjustments which by reason of this subparagraph
(iii) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

     (iv) Whenever the Conversion Price is adjusted or Other Securities are reserved as herein provided, the Corporation shall mail or cause to be mailed a copy of a statement, verified by its independent certified public accountants, setting forth the required adjustments or the nature and amount of Other Securities, as the case may be, to each person who is a registered holder of Series A Convertible Preferred Stock at such person's last address as the same appears on the books of the Corporation. Each adjustment shall remain in effect until a subsequent adjustment is required hereunder. Failure to give or receive such notice or any defect therein shall not affect the legality or validity of any action taken. Following any adjustment to the Conversion Price, the holders of the Series A Convertible Preferred Stock shall be entitled, by themselves or through attorneys or accountants retained by them, to inspect the books and records of the Corporation in order to verify such adjustment. Such inspection shall be at the expense of the holders of the Series A Convertible Preferred Stock requesting such inspection unless such inspection reveals an error in the adjustment equal to 5% or more of the lower applicable Conversion Price, in which case the Corporation shall promptly reimburse the holders for all expenses incurred in connection therewith.

     (v) If at any time, as a result of an adjustment made pursuant to Paragraph
(ii) above, the holders of Series A Convertible Preferred Stock shall become entitled to receive upon conversion any Other Securities, thereafter the number of such Other Securities receivable upon conversion of the Series A Convertible Preferred Stock and the price of the Other Securities shall be subject to adjustment from time to time and in a manner and on terms as nearly equivalent as practicable to the provisions with respect to Series A Convertible Preferred Stock contained in Paragraphs (i) and (ii), above.

     (c) Merger or Consolidation. In case of a merger or consolidation of the Corporation with or into another corporation, or the sale or transfer of all, or substantially all, of the property or assets of the Corporation, the holders of shares of Series A Convertible Preferred Stock shall thereafter have the right to convert each of such shares into the kind and amount of shares of stock or other securities and property (including cash) receivable (the "Consideration") upon such merger, consolidation or sale by a holder of the number of shares of Common Stock (whether whole or fractional) into which such shares of Series A Convertible Preferred Stock might have been converted immediately prior to such merger, consolidation or sale (all of which Consideration shall be reserved and become payable upon conversion in the same manner as for Other Securities pursuant to Paragraph (b)(ii) above and shall be adjusted as provided in Paragraph (b) above), and shall have no other conversion rights under these provisions and, in addition, the Corporation shall reserve, on a current basis as and when distributed, for payment upon conversion, in the same manner as required for Other Securities pursuant to Paragraph (b)(ii) above, any interest, dividends, other stock, securities or property distributable with respect to the Consideration, the same as if such shares of Series A Convertible Preferred Stock had been converted immediately prior to such merger, consolidation, or sale of assets; and effective provision shall be made in the charter of the resulting or surviving corporation or otherwise, so that the provisions set forth herein for the adjustment of the conversion terms of the Series A
Convertible Preferred Stock shall thereafter be applicable, as nearly as reasonably may be, to any of the Consideration deliverable upon conversion of Series A Convertible Preferred Stock remaining outstanding or other convertible preferred stock received in place thereof. Any such resulting or surviving corporation shall expressly assume the obligation to deliver the Consideration, upon the exercise of the conversion right, (and, to that end, shall reserve sufficient Consideration to issue, distribute and/or pay the holders of the Series A Convertible Preferred Stock as if all such stock were converted) as holders of Series A Convertible Preferred Stock remaining outstanding, or other convertible preferred stock received by such holders in place thereof, shall be entitled to receive pursuant to the provisions hereof, and to make provision for protection of conversion rights as above provided.

     (d) Notices. If, at any time while shares of Series A Convertible Preferred Stock are outstanding, the Corporation shall (i) declare a dividend (or any other distribution) on its Common Stock, other than in cash, or (ii) reclassify its Common Stock (other than through a subdivision or combination thereof or a change in par value) or become a party to any consolidation or merger or sale or transfer of all or substantially all of the assets of the Corporation, for which approval of the holders of its stock is required, then the Corporation shall cause to be mailed to registered holders of Series A Convertible Preferred Stock, at their last addresses as they shall appear on the books of the Corporation, at least thirty (30) days prior to the applicable record date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend or distribution, or, if a record is not to be taken, the date as of which holders of Common Stock of record to be entitled to such dividend or distribution are to be determined, or (y) the date on which any such reclassification, consolidation, merger, sale or transfer is expected to become effective, and the date as of which it is expected that holders of record of Common Stock shall be entitled to exchange their Common Stock for securities or other property, if any, deliverable upon such reclassification, consolidation, merger, sale or transfer. Failure to give or receive the notice required by this Paragraph (d) or any defect therein shall not affect the legality or validity of any such dividend, distribution, reclassification, consolidation, merger, sale, transfer or other action.

     (e) Exercise of Conversion Rights. The holder of any shares of Series A Convertible Preferred Stock may exercise his option to convert such shares into shares of Common Stock only by surrendering for such purpose to the Corporation the certificates representing the shares to be converted, accompanied or preceded by written notice (which may be transmitted by telecopier) that such holder elects to convert such shares in accordance with the provisions of this
Section 5. Said notice shall also state the name or names (with addresses) in which the certificate or certificates for shares of Common Stock which shall be issuable on such conversion shall be issued. Each certificate or certificates surrendered for conversion shall, unless the shares issuable on conversion are to be issued in the same name as that in which such certificate or certificates are registered, be accompanied by instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the holder or his duly authorized attorney. Each conversion shall be deemed to have been effected on the date on which such notice shall have been received by the Corporation as aforesaid (the "Conversion Date"), provided that the certificates to which such notice relates are received by the Corporation no later than the third business day following the date of receipt of such notice, and the person or persons in whose name or names any certificate or certificates for shares of Common Stock shall be issuable upon such conversion shall be deemed to have become on said date the holder or holders of record of the shares represented thereby notwithstanding that the transfer books of the Corporation may then be closed or that certificates representing such shares of Common Stock shall not then be actually delivered to such person. As promptly as practicable on or after the Conversion Date, but within three (3) days thereafter, the Corporation shall issue and deliver to the person or persons entitled to receive the same a certificate or certificates representing the number of shares of Common Stock issuable upon such conversion and shall pay or cause the payment of such Other Securities or Consideration or other property as may be payable upon conversion pursuant to Paragraphs (b) (iii) or (c) of this Section (4).

     (f) Fractional Shares. No fractional shares of Common Stock shall be issued in connection with the conversion of shares of Series A Convertible Preferred Stock into Common Stock. Instead of any fractional share of Common Stock which would otherwise be issuable on conversion, the Corporation shall pay a cash adjustment with respect to such fractional share computed on the basis of the then current fair market value of the Common Stock, as determined in good faith by the Corporation's Board of Directors.

     (g) Tax on Conversion. The issuance of stock certificates on conversions of shares of Series A Convertible Preferred Stock shall be made without charge to converting shareholders for any tax in respect of the issuance thereof except any tax on the income or gain derived by the converting shareholders as a result of the issuance thereof. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any registration of transfer involved in the issue and delivery of stock in any name other than that of the holder of the shares of Series A Convertible Preferred Stock converted, and the Corporation shall not be required to so issue or deliver any stock certificate unless and until the person or persons requesting the registration of transfer shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

     (h) Securities Reserved. The Corporation shall at all times reserve and keep available out of its authorized Common Stock (and any Other Securities or Consideration or property) the full number of shares of Common Stock (and any Other Securities or Consideration or property) deliverable upon the conversion of all outstanding shares of Series A Convertible Preferred Stock. The Corporation shall not enter into any agreement or take any action which would impair or restrict its legal authority to issue such shares of Common Stock, Other Securities or Consideration or property upon conversion or to defeat in any way the right of the holders of the Series A Convertible Preferred Stock to receive such consideration upon conversion. In addition, whenever the Corporation is required to reserve any interest, dividends or other property payable upon conversion of the Series A Convertible Preferred Stock, the Corporation shall, as to cash, deposit such amounts in one or more separate accounts for the sole benefit of the holders of the Series A Convertible Preferred Stock upon conversion and, as to other property, physically segregate or otherwise set such property aside in such a manner as to protect the rights of the holders of the Series A Convertible Preferred Stock to the receipt of such property upon conversion.

     (i) Effect of Conversion. All shares of Series A Convertible Preferred Stock which shall have been converted into shares of Common Stock shall assume the status of authorized but unissued shares of Preferred Stock undesignated as to series.

     5. Voting Rights.

     No holder of Series A Convertible Preferred Stock shall be entitled to vote on any matter submitted to the shareholders of the Corporation for their vote, waiver, release or other action, except as may be otherwise expressly required by law.

     6. Amendment.

     Notwithstanding the provisions of Section 5 above, so long as any share of Series A Convertible Preferred Stock is outstanding, the Articles of Incorporation of the Corporation shall not be amended in any manner which would materially alter or change the powers, preferences or special rights of the Series A Convertible Preferred Stock so as to affect them adversely without the affirmative vote of the holders of a majority of the outstanding shares of Series A Convertible Preferred Stock, voting separately as a class.

                                   Exhibit 4.4



                    Private Securities Subscription Agreement

                    PRIVATE SECURITIES SUBSCRIPTION AGREEMENT

                         American Bio Medica Corporation

     THIS PRIVATE SECURITIES SUBSCRIPTION AGREEMENT (hereinafter the "Agreement") has been executed by the undersigned on September 17, 1996 in connection with the sale pursuant to Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"), of certain shares of 8% Cumulative Convertible Preferred Stock, Series A ("Preferred Shares"), convertible into shares of common stock (hereinafter the "Common Shares" and, collectively with the Preferred Shares, the ("Shares") of American Bio Medica Corporation, 102 Simons Road, Ancramdale, New York 12503, a corporation organized under the laws of New York (hereinafter the "Seller") to Midland Walwyn Capital Inc., located at 181 Bay Street, Toronto, Canada, (hereinafter the "Buyer"). Seller and Buyer (hereinafter collectively the "parties") each hereby represents, warrants and agrees as follows:

                   1.  AGREEMENT TO SUBSCRIBE; PURCHASE PRICE

     (i) Seller and Buyer are executing and delivering this Agreement in reliance upon the exemption from securities registration pursuant to Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"), and Rule 506 under Regulation D ("Regulation D") as promulgated by the United States Securities and Exchange Commission under the Securities Act; and

     (ii) Buyer hereby subscribes for fifteen (15) Preferred Shares, at a purchase price of Ten Thousand Dollars ($10,000) U.S. per share, said Preferred Shares convertible into Common Shares in accordance with the terms set forth in the Certificate of Designation attached as Exhibit 1 to this Agreement, for an aggregate purchase price of $1,500,000 payable in United States Dollars at the Closing, as defined in Paragraph 4 hereof.

     (iii) No later than five (5) days after the Closing, Seller shall: (i) register as a reporting company with the Securities and Exchange Commission ("SEC") pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and (ii) file within twenty days (20) after the closing a Registration Statement (the "Registration Statement") with the SEC to register the resale of the Common Shares by Buyer and shall cause the Registration Statement to become effective within one hundred twenty (120) days thereafter.

     (iv) Buyer shall pay the purchase price by delivering same day funds in United States Dollars to an escrow agent or as otherwise agreed between the parties, to be delivered to the order of Seller upon delivery of the Shares.

     2. BUYER'S REPRESENTATIONS AND AGREEMENTS

                Buyer represents, warrants and agrees as follows:

     (i) Buyer understands that the Shares have not been registered under the Securities Act, or any other applicable securities law, and, accordingly, none of the Shares may be offered, sold, transferred, pledged, hypothecated or otherwise disposed of unless registered pursuant to, or in a transaction exempt from registration under, the Securities Act and any other applicable securities law;

     (ii) Buyer is an "accredited investor" within the meaning of Rule 501(a)(1), (2), (3), or (7) of Regulation D (an "Accredited Investor") that is acquiring the Shares either for its own account or as a fiduciary or agent for one or more institutional accounts as to which it exercises sole discretion, each of which is an Accredited Investor. Buyer has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Shares. Buyer has had a reasonable opportunity to ask questions of and receive answers from Seller concerning Seller and the offering of the Shares. Buyer is not subscribing for the Shares as a result of or pursuant to any advertisement, article, notice, or other communication published in any newspaper, magazine, or similar media or broadcast over television or radio. Buyer is aware that it (or such institutional account) may be required to bear the economic risk of an investment in the Shares for an indefinite period, and it (or such institutional account ) is able to bear such risk for an indefinite period;

     (A) Buyer is not a U.S. Person ("U.S. Person") as that term is defined in Rule 902(o) of Regulation S including, without limitation, if a business organization, such as a corporation or partnership, (1) it is organized under the laws of a jurisdiction other than the United States and (2) if organized by a U.S. Person principally for the purpose of investing in securities not registered under the Securities Act, it was organized or incorporated and is owned by Accredited Investors who are not natural persons, estates or trusts;

     (B) The Preferred Shares were not offered to Buyer in the United States and at the time of execution of this Subscription Agreement and the time of any offer to Buyer to purchase the Preferred Shares hereunder, Buyer was physically outside the United States;

     (C) Buyer is purchasing the Preferred Shares for its own account and not on behalf of or for the benefit of any U.S. Person and the sale and resale of the Preferred Shares have not been prearranged with any U.S. Person or buyer in the Untied States;

     (D) Buyer agrees, and to the knowledge of Buyer, without any independent investigation, each distributor, if any, participating in the offering of the Preferred Shares, has agreed, that all offers and sales of the Preferred Shares prior to the expiration of a period commencing on the date of the Closing and ending forty (40) days thereafter (the "Restricted Period") shall not be made to U.S. Persons or for the account or benefit of U.S. Persons and shall otherwise be made in compliance with the provisions of Regulation S;

     (E) Buyer is not an underwriter, dealer or other person who participates pursuant to a contractual arrangement in the distribution of the securities offered or sold in reliance on Regulation S.

     (F) To the knowledge of Buyer, without any independent investigation, neither the Seller nor any distributor participating in the offering, nor any of their respective employees or agents, has conducted any "directed selling efforts" in the United States, as such term is defined in Rule 902 of Regulation S;

     (iii) Buyer is acquiring the Shares for its own account or for one or more institutional accounts as described in Paragraph 2(ii) hereof, in each case for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof (subject to any requirement of law that the disposition of its property or the property of such institutional account or accounts remain within its or their control). Buyer agrees, prior to registration of the Common Shares pursuant to the Registration Statement, on its own behalf and on behalf of any such institutional account for which it is acquiring the Shares to offer, sell or otherwise transfer any Shares only to Accredited Investors (subject to any requirement of law that the disposition of its property or the property of such institutional account or accounts remain within its or their control) in conformity with the Securities Act and any other applicable securities law and with the restrictions on transfer set forth on the certificate(s) evidencing the Shares. Buyer acknowledges that, prior to registration of the Common Shares, each certificate evidencing the Preferred Shares shall bear a legend substantially to the effect of the foregoing paragraphs 2(i) and 2(ii) and this paragraph 2(iii). Such legend shall be in substantially the following form:

     "THE SHARES  EVIDENCED BY THIS  CERTIFICATE  HAVE NOT BEEN REGISTERED UNDER
THE SECURITIES ACT OF 1933 (THE "ACT") AND MAY NOT BE OFFERED OR SOLD, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM SUCH REGISTRATION. THE HOLDER OF THIS CERTIFICATE IS THE BENEFICIARY OF CERTAIN OBLIGATIONS OF THE CORPORATION SET FORTH IN A PRIVATE SECURITIES SUBSCRIPTION AGREEMENT BETWEEN THE CORPORATION AND MIDLAND WEYLAND CAPITAL LTD. DATED SEPTEMBER 17, 1996. A COPY OF THE PORTION OF THE AFORESAID SUBSCRIPTION AGREEMENT EVIDENCING SUCH OBLIGATIONS MAY BE OBTAINED FROM THE CORPORATION'S EXECUTIVE OFFICES."

     Following registration, Buyer agrees not to sell any Shares except in accordance with: (a) the Registration Statement, in which case Buyer agrees to comply with the requirement of delivering a current prospectus, (b) Rule 144 under the Securities Act, in which case Buyer agrees to comply with such rule, or (c) Regulation S under the Securities Act, in which case Buyer agrees to comply with such rule. Buyer agrees that it will not utilize Regulation S unless Seller breaches its obligations to have a registration statement relating to the Shares underlying the Preferred Shares declared and maintained effective.

     (iv) Each certificate representing Common Shares issued after registration pursuant to the Registration Statement shall bear no legend.

     (v) Buyer acknowledges that Seller or any transfer agent of Seller shall register the transfer or exchange of any of the Shares upon receipt of the certificate(s) evidencing such Shares with the transfer notice set forth thereon appropriately completed and, in the event of a transfer or exchange prior to registration, upon receipt in writing from the transferor and the transferee or the recipient of such Shares in such transfer or exchange (as the case may be) of a certificate setting forth the representations in Paragraph 2 hereof;

     (vi) If Buyer is acquiring any Shares as fiduciary or agent for one or more institutional accounts, Buyer represents that it has sole investment discretion with respect to each such account and that it has full power to make the foregoing acknowledgments, representations and agreements on behalf of each such institutional account;

     (vii) Buyer acknowledges that Seller and others will rely upon the truth and accuracy of the foregoing acknowledgments, representations and agreements and further agrees that if, prior to the Closing, any of such acknowledgments, representations and agreements made by Buyer are no longer accurate, Buyer will promptly notify Seller;

     (viii) Buyer has received all information necessary to make an informed business decision with respect to an investment in the Shares, including but not limited to Seller's latest Form 10-K, all Forms 10-Q and 8-K filed thereafter, and Proxy Statement for its latest fiscal year, and the use of proceeds and investment considerations, prepared by Seller, which are attached hereto as
Exhibit 3;

     (ix) This Agreement has been duly authorized, validly executed, and delivered on behalf of Buyer and is a valid and binding agreement enforceable in accordance with its terms, subject to general principles of equity and to bankruptcy or other laws affecting the enforcement of creditors' rights generally; and

     (x) Buyer has not engaged and agrees not to engage in any short sales of the Corporation's common stock prior to the date the Preferred Shares become convertible, except to the extent that any such short sale is fully covered by shares of common stock of the Corporation other than the Common Shares to be acquired upon conversion of the Preferred Shares purchased pursuant to this Agreement.

     3. SELLER'S REPRESENTATIONS AND AGREEMENTS

     Seller represents, warrants and agrees as follows:

     (i)  Seller  has  not  conducted  any  general   solicitation   or  general
advertising (as defined in Regulation D) with respect to any of its securities;

     (ii) The Shares when issued and delivered will be duly and validly authorized and issued, fully-paid and nonassessable, free and clear of any liens, encumbrances, charges, or adverse claims of any nature whatsoever, and will not subject the holders thereof to personal liability by reason of being such holders. There are no preemptive rights of any shareholder of Seller with respect to the Shares;

     (iii) This Agreement has been duly authorized, validly executed and delivered on behalf of Seller and is a valid and binding agreement in accordance with its terms, subject to general principles of equity and to bankruptcy or other laws affecting the enforcement of creditors' rights generally;

     (iv) The execution and delivery of this Agreement and the consummation of the issuance of the Shares and the transactions contemplated by this Agreement do not and will not conflict with or result in a breach by Seller of any of the terms or provisions of, or constitute a default under, the Certificates of Incorporation or By-laws of Seller, or any indenture, mortgage, deed of trust or other material agreement or instrument to which Seller is a party or by which it or any of its properties or assets are bound, or any existing applicable decree, judgment or order of any court, federal or state regulatory body, administrative agency or other governmental body having jurisdiction over Seller or any of its properties or assets;

     (v) No authorization, approval or consent of or filing with any federal, state or local governmental body of the United States is legally required for the issuance and sale of the Shares as contemplated by this Agreement, except that Seller will file any necessary Form D, Certificate of Designation and/or any necessary state blue sky filings;

     (vi) The information provided by or on behalf of Seller to Buyer and referred to in Section 2(viii) of this Agreement does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstance under which, and at the time at which, they were made, not misleading. Since [December 31, 1995], there has been no material adverse development in the business, properties, operations, financial condition or results of operations of Seller, except as disclosed in the documents referred to in Section 2(vii) hereof. Seller's common stock trades on the Nasdaq Market;

     (vii) Seller will issue one or more certificates representing the Preferred Shares in the name of Buyer in such denominations to be specified by Buyer prior to closing. The Preferred Shares will bear the restrictive legend specified in
Section 2(iii) of this Agreement. Seller further warrants that no instructions other than these instructions and stop transfer instructions to give effect to
Section 2(i) hereof will be given to the transfer agent and also warrants that the Shares shall otherwise be transferable on the books and records of Seller as and to the extent provided in this Agreement, subject to compliance with Federal and State securities laws. Nothing in this Section shall affect in any way Buyer's obligations and agreement to comply with all applicable securities laws upon resale of the Shares;

     (viii) Seller shall not issue any press release or file any Form 8-K with the SEC in connection with this Agreement or the securities being sold pursuant hereto unless and until Buyer has reviewed and approved any such document for such use; Seller will promptly inform Buyer of any material change in the Company's business or business practices; and

     (ix) Subject to the terms of the Registration Rights Agreement attached hereto as Annex I, Seller agrees to file the Registration Statement with the SEC within twenty (20) days after the Closing and shall cause the Registration Statement to be declared effective within one hundred twenty (120) days thereafter. If the Company fails to cause the Registration Statement to be declared effective within such period, the Company will pay a cash penalty of 2% of the amount raised for each 30 day period thereafter prorated for any period less than 30 days. In the event the Registration Statement is not declared effective within 180 days, Buyer can obtain freely tradable common stock through Regulation S to the Securities Act of 1933.

     (x) Seller agrees that it will not without prior approval of Buyer sell in any nonpublic transaction, any equity security or security convertible into an equity security for a period of 120 days after the date upon which the registration statement is declared effective.

     4. CLOSING. Preferred Share certificates shall be delivered to Buyer and the funds therefor shall be delivered to Seller on September 17, 1996 (the "Closing") or at such time to be mutually agreed.

     5. CONDITIONS TO CLOSING

     (i) Buyer understands that Seller's obligation to sell the Preferred Shares is conditioned upon Company's existence and status as a Company which has filed a Form 10SB with the Securities and Exchange Commission which will become effective on September 21, 1996 and pursuant thereto, the Company will become a fully reporting company, and compliance with section (12) of the Securities Exchange Act as well as delivery into escrow or otherwise as agreed between Buyer and Seller by Buyer of the amount set forth in Paragraph 1 hereof.

     (ii) Seller understands that Buyer's obligation to purchase and pay for the Preferred Shares is conditioned upon delivery of certificate(s) representing Preferred Shares as described in Paragraph 1(ii) hereto and provision of an opinion of counsel, in customary form, confirming the matters set out in Section 3(ii), (iii), (iv) and (v) above, and 5(i).

     (iii) Seller understands that Buyer's obligation to purchase and pay for the Preferred Shares is conditioned upon Seller and Buyer entering into a Registration Rights Agreement substantially in the form of Annex I hereto.

     6. GOVERNING LAW; INTERPRETATION. This Agreement shall be governed by and interpreted in accordance with the laws of the State of New York without giving effect to rules governing the conflict of laws. Facsimile signatures of this agreement shall be binding on all parties hereto.



     IN WITNESS WHEREOF, this Agreement was duly executed on the date first written above.



                           MIDLAND WALWYN CAPITAL, INC.



                           By: s/Gregory W.  Murphy
                                 -------------------
                                 Gregory W.  Murphy,
                                   Senior Vice-President





                               AMERICAN BIOMEDICA CORPORATION



                              By:    s/Stan Cipkowski
                                     -----------------
                                       Stan Cipkowski,
                                          President

                                   Exhibit 4.5



                          Registration Rights Agreement

                          REGISTRATION RIGHTS AGREEMENT

     THIS REGISTRATION RIGHTS AGREEMENT, dated as of September 17, 1996 (this "Agreement"), is made by and among American Bio Medica Corporation, a New York corporation (the "Corporation"), and the person named on the signature page hereto (the "Initial Investor").

                WITNESSETH:

     WHEREAS, in connection with the Private Securities Subscription Agreement, dated as of September 17, 1996, between the Initial Investor and the Corporation (the "Subscription Agreement"), the Corporation has agreed, upon the terms and subject to the conditions of the Subscription Agreement, to issue and sell to the Initial Investor shares of Series A Convertible Preferred Stock (the "Preferred Shares"), convertible into shares (the "Shares") of Common Stock, $.0l par value (the "Common Stock"); and

     WHEREAS, to induce the Initial Investor to execute and deliver the Subscription Agreement, the Corporation has agreed to provide certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute (collectively, the "Securities Act"), and applicable state securities laws with respect to the Shares;

     NOW, THEREFORE, in consideration of the premises set forth above and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Corporation and the Initial Investor hereby agree as follows:

     1. Definitions.

     (a) As used in this Agreement, the following terms shall have the following meanings:

     (i) "Investor" means the Initial Investor and any transferee or assignee who agrees to become bound by the provisions of this Agreement in accordance with Section 9 hereof.

     (ii) "register," "registered," and registration" refer to a registration effected by preparing and filing a Registration Statement or Statements in compliance with the Securities Act on such appropriate registration form promulgated by the Commission as shall be selected by the Corporation, and, when requested by the Initial Investor or any Investor pursuant to Section 2(b) hereof, shall (A) be reasonably acceptable to the holders of a majority of the Registrable Securities to which such registration relates, and (B) shall permit the disposition of Registrable Securities in accordance with the intended method or methods specified in the Investor's request for such registration, and the declaration or ordering of effectiveness of such Registration Statement by the United States Securities and Exchange Commission ("SEC").

     (iii) "Registrable Securities" means those shares issuable, or issued, upon conversion of the Preferred Shares issued and sold to the Initial Investor including any shares issued or issuable as dividends in respect thereof.

     (iv) "Registration Statement" means a registration statement under the Securities Act registering securities of the Corporation.

     (b) As used in this Agreement, the term Investor includes (i) each Investor (as defined above) and (ii) each person who is a permitted transferee or assignee of the Registrable Securities pursuant to Section 9 of this Agreement.

     (c) Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the Subscription Agreement.

     2. Registration.

     (a) Piggy-Back Registrations. If at any time the Corporation shall determine to prepare and file with the SEC a Registration Statement relating to an offering for its own account or the account of others under the Securities Act any of its equity securities, other than on Form S-4 or Form S-8 or their then equivalents relating to equity securities to be issued solely in connection with any acquisition of any entity or business or equity securities issuable in connection with stock option or other employee benefit plans, the Corporation shall send to each Investor who is entitled to registration rights under this
Section 2(a) written notice of such determination and, if within twenty (20) days after receipt of such notice, such Investor shall so request in writing, the Corporation shall include in such Registration Statement all or any part of the Registrable Securities such Investor requests to be registered, except that if, in connection with any underwritten public offering for the account of the Corporation the managing underwriter(s) thereof shall impose a limitation on the number of shares of Common Stock which may be included in the Registration
Statement because, in such underwriter(s)' judgment, such limitation is necessary to effect an orderly public distribution, then the Corporation shall be obligated to include in such Registration Statement only such limited portion, if any, of the Registrable Securities with respect to which such Investor has requested inclusion hereunder. Any exclusion of Registrable
Securities shall be made pro rata among the Investors seeking to include Registrable Securities, in proportion to the number of Registrable Securities sought to be included by such Investors; provided, however, that the Corporation shall not exclude any Registrable Securities unless the Corporation has first excluded all outstanding securities the holders of which are not entitled by right to inclusion of securities in such Registration Statement; and provided further, however, that, after giving effect to the immediately preceding proviso, any exclusion of Registrable Securities shall be made pro rata with holders of other securities having the right to include such securities in the Registration Statement to the extent such pro rata allotment is permitted under the Corporation's currently existing agreements with such holders of the Corporation's securities.

     No right to registration of Registrable Securities under this Section 2(a) shall be construed to limit any registration required under Section 2(b) hereof. The obligations of the Corporation under this Section 2(a) may be waived by Investors holding a majority in interest of the Registrable Securities and shall expire at the earlier of (i) the Corporation having afforded the opportunity for the Investors to exercise registration rights under this Section 2(a) for two registrations; provided, however, that any Investor who shall have had any Registrable Securities excluded from any Registration Statement in accordance with this Section 2(a) shall be entitled to include in an additional Registration Statement filed by the Corporation the Registrable Securities so excluded or (ii) when all of the Registrable Securities held by any Investor may be sold by such Investor under Rule 144 under the Securities Act ("Rule 144") within any three-month period.

     (b) Demand Registration. Within twenty-one (21) days after the closing under the Subscription Agreement, the Corporation shall prepare and file a Registration Statement covering such Registrable Securities with the SEC as expeditiously as possible.

     (c) If any  offering  pursuant  to a  Registration  Statement  pursuant  to
Section 2(b) hereof involves (at the Corporation's election) an underwritten offering, the Investors who hold a majority in interest of the Registrable Securities subject to such underwritten offering shall have the right to select one legal counsel and an investment banker or bankers and manager or managers to administer the offering, which investment banker or bankers or manager or managers shall be reasonably satisfactory to the Corporation. The Investors who hold the Registrable Securities to be included in such underwriting shall pay all underwriting discounts and commissions and other fees and expenses of such investment banker or bankers and manager or managers so selected in accordance with this Section 2(c) (other than fees and expenses relating to registration of Registrable Securities under federal or state securities laws which are payable by the Corporation pursuant to Section 5 hereof) with respect to their Registrable Securities and the fees and expenses of such legal counsel selected by the Investors.

     (d) Payments by the Corporation. It shall be the corporation's obligation that such registration statement be declared effective within one hundred twenty
(120) days after the closing pursuant to the subscription agreement. If this date is not met, and Investor shall have performed its obligations as set forth in this Agreement with respect to such registration, then the Corporation will make payments to each holder of Registrable Securities (each, a "Holder") in such amounts and at such times as shall be determined pursuant to this Section 2(d). The amount to be paid by the Corporation to the Holders shall be determined as of each Computation Date, and such amount shall be equal to two percent (2%) of the aggregate subscription price paid by the Initial Investor for the Shares pursuant to the Subscription Agreement for each month (the "Periodic Amount"); provided, however, that if any Computation Date is less than 30 days subsequent to another Computation Date, then the Periodic Amount payable on the later Computation Date shall be prorated. The Periodic Amount shall be divided among all the Holders in the same proportion as each Holder's Registrable Securities bears to the total of the outstanding Registrable Securities. The Periodic Amount shall be paid by the Corporation within five (5) business days after each Computation Date and shall be payable in cash.

     "Computation Date" means the date which is one hundred twenty (120) days after the closing with respect to the Subscription Agreement under Section 2(b) and, if the Registration Statement required to be filed by the Corporation pursuant to Section 2(b) has not theretofore been declared effective by the SEC, each date which is 30 days after a Computation Date and, if the Registration Statement required to be filed by the Corporation pursuant to Section 2(b) is not declared effective by the SEC within 90 days, or 120 days in the event of an S-1 or an underwritten offering, after the exercise of demand registration rights under Section 2(b), the date on which such Registration Statement is declared effective.

     3. Obligations of the Corporation. In connection with the registration of the Registrable Securities, the Corporation shall:

     (a) prepare promptly and file with the SEC promptly (but in any event in accordance with Section 2) a Registration Statement or Statements with respect to all Registrable Securities to be included therein, and thereafter use its best efforts to cause the Registration Statement to become effective as soon as reasonably possible after such filing. The Corporation shall keep the Registration Statement effective at all times until such date as is two years after the date such Registration Statement is first ordered effective by the SEC. In any case, the Registration Statement (including any amendments or supplements thereto and prospectuses contained therein) filed by the Corporation shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; provided, however, that, subject to the conditions set forth in Section 4(a) below, each Investor may notify the Corporation in writing that it wishes to exclude all or a portion of its Registrable Securities from such Registration Statement.

     (b) prepare and file with the SEC such amendments (including post-effective amendments) and supplements to the Registration Statement and the prospectus used in connection with the Registration Statement as may be necessary to keep the Registration Statement effective at all times until such date as is two years after the date such Registration Statement is first ordered effective by the SEC, and, during such period, comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities of the Corporation covered by the Registration Statement until such time as all of such Registrable Securities have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof as set forth in the Registration Statement;

     (c) furnish to each Investor whose Registrable Securities are included in the Registration Statement, such number of copies of a prospectus, including a preliminary prospectus, and all amendments and supplements thereto and such other documents as such Investor may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Investor;

     (d) use reasonable efforts to (i) register and qualify the Registrable Securities covered by the Registration Statement under such other securities or blue sky laws of such jurisdictions as the Investors who hold a majority in interest of the Registrable Securities being offered reasonably request, (ii) prepare and file in those jurisdictions such amendments (including post-effective amendments) and supplements, (iii) take such other actions as may be necessary to maintain such registrations and qualifications in effect at all times until such date as is the earlier of three years after the date such Registration Statement is first ordered effective by the SEC or is three years after the Initial Investor acquired the Shares and (iv) take all other actions reasonably necessary or advisable to qualify the Registrable Securities for sale in such jurisdictions; provided, however, that the Corporation shall not be required in connection therewith or as a condition thereto to (I) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 3(d), (II) subject itself to general taxation in any such jurisdiction, (III) file a general consent to service of process in any such jurisdiction, (IV) provide any undertakings that cause more than nominal expense or burden to the Corporation or (V) make any change in its charter or by-laws, which in each case the Board of Directors of the Corporation determines to be contrary to the best interests of the Corporation and its stockholders;

     (e) in the event Investors who hold a majority in interest of the Registrable Securities being offered in the offering select underwriters for the offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, including, without limitation, customary indemnification and contribution obligations, with the managing underwriter of such offering;

     (f) as promptly as practicable after becoming aware of such event, notify each Investor who holds Registrable Securities being sold pursuant to such registration of the happening of any event of which the Corporation has knowledge, as a result of which the prospectus included in the Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and use its best efforts promptly to prepare a supplement or amendment to the Registration Statement to correct such untrue statement or omission, and deliver a number of copies of such supplement or amendment to each Investor as such Investor may reasonably request;

     (g) as promptly as practicable after becoming aware of such event, notify each Investor who holds Registrable Securities being sold pursuant to such registration (or, in the event of an underwritten offering, the managing underwriters) of the issuance by the SEC of any stop order or other suspension of effectiveness of the Registration Statement at the earliest possible time;

     (h) permit a single firm of counsel designated as selling stockholders' counsel by the Investors who hold a majority in interest of the Registrable Securities being sold pursuant to such registration to review the Registration Statement and all amendments and supplements thereto a reasonable period of time prior to their filing with the SEC, and shall not file any document in a form to which such counsel reasonably objects;

     (i) make generally available to its security holders as soon as practical, but not later than ninety (90) days after the close of the period covered thereby, an earnings statement (in form complying with the provisions of Rule 158 under the Securities Act) covering a twelve-month period beginning not later than the first day of the Corporation's fiscal quarter next following the date of the Registration Statement;

     (j) at the request of the Investors who hold a majority in interest of the Registrable Securities being sold pursuant to such registration, furnish on the date that Registrable Securities are delivered to an underwriter for sale in connection with the Registration Statement (i) a letter, dated such date, from the Corporation's independent certified public accountants in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the underwriters; and (ii) an opinion, dated such date, from counsel representing the Corporation for purposes of such Registration Statement, in form and substance as is customarily given in an underwritten public offering, addressed to the underwriters and Investors;

     (k) make available for inspection by any Investor whose Registrable Securities are being sold pursuant to such registration, any underwriter participating in any disposition pursuant to the Registration Statement, and any attorney, accountant or other agent retained by any such Investor or underwriter (collectively, the "Inspectors"), all pertinent financial and other records, pertinent corporate documents and properties of the Corporation (collectively, the "Records"), as shall be reasonably necessary to enable each Inspector to exercise its due diligence responsibility, and cause the Corporation's officers, directors and employees to supply all information which any Inspector may reasonably request for purposes of such due diligence; provided, however, that each Investor and each Inspector shall hold in confidence and shall not make any disclosure (except to an Investor) of any Record or other information which the Corporation determines in good faith to be confidential, and of which determination the Investors or Inspectors, respectively, are so notified, unless
(i) the disclosure of such Records is necessary to avoid or correct a misstatement or omission in any Registration Statement, (ii) the release of such Records is ordered pursuant to a subpoena or other order from a court or government body of competent jurisdiction or (iii) the information in such Records has been made generally available to the public other than by disclosure in violation of this or any other agreement. The Corporation shall not be required to disclose any confidential information in such Records to any Inspector until and unless such Inspector shall have entered into confidentiality agreements (in form and substance satisfactory to the Corporation) with the Corporation with respect thereto, substantially in the form of this Section 3(k).

     Each Investor agrees that it shall, upon learning that disclosure of such Records is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt notice to the Corporation and allow the Corporation, at its expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, the Records deemed confidential. The Corporation shall hold in confidence and shall not make any disclosure of information concerning an Investor provided to the Corporation pursuant to Section 4(e) hereof unless (i) disclosure of such information is necessary to comply with federal or state securities laws, (ii) the disclosure of such information is necessary to avoid or correct a misstatement or omission in any Registration Statement, (iii) the release of such information is ordered pursuant to a subpoena or other order from a court or governmental body of competent jurisdiction or (iv) such information has been made generally available to the public other than by disclosure in violation of this or any other agreement. The Corporation agrees that it shall, upon learning that disclosure of such information concerning an Investor is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt notice to such Investor, at its expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, such information;

     (l) use its best efforts either to secure designation of all the Registrable Securities covered by the Registration Statement as a National Association of Securities Dealers Automated Quotations System ("NASDAQ") "SmallCap" or "National Market System Security" within the meaning of Rule 11Aa2-1 of the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the quotation of the Registrable Securities on the NASDAQ National Market System or, if, despite the Corporation's best efforts to satisfy the preceding clause, the Corporation is unsuccessful in satisfying the preceding clause to secure listing on a national securities exchange or NASDAQ authorization and quotation for such Registrable Securities and, without limiting the generality of the foregoing, to arrange for at least three market makers to register with the National Association of Securities Dealers, Inc. ("NASD") as such with respect to such Registrable Securities;

     (m) provide a transfer agent and registrar, which may be a single entity, for the Registrable Securities not later than the effective date of the Registration Statement;

     (n) cooperate with the Investors who hold Registrable Securities being sold and the managing underwriter or underwriters, if any, to facilitate the timely preparation and delivery of certificates (not bearing any restrictive legends) representing Registrable Securities to be sold pursuant to the denominations or amounts as the case may be, and registered in such names as the managing underwriter or underwriters, if any, or the Investors may reasonably request; and, within five business days after a Registration Statement which includes Registrable Securities is ordered effective by the SEC, the Corporation shall deliver, and shall cause legal counsel selected by the Corporation to deliver, to the transfer agent for the Registrable Securities (with copies to the Investors whose Registrable Securities are included in such Registration Statement) instructions to the transfer agent to issue new stock certificates without a legend and an opinion of such counsel that the shares have been registered; and

     (o) take all other reasonable actions necessary to expedite and facilitate disposition by the Investor of the Registrable Securities pursuant to the Registration Statement.

     4. Obligations of the Investors. In connection with the registration of the Registrable Securities, the Investors shall have the following obligations:

     (a) It shall be a condition precedent to the obligations of the Corporation to take any action pursuant to this Agreement with respect to each Investor that such Investor shall furnish to the Corporation such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it as shall be reasonably required to effect the registration of the Registrable Securities and shall execute such documents in connection with such registration as the Corporation may reasonably request. At least five (5) days prior to the first anticipated filing date of the Registration Statement, the Corporation shall notify each Investor of the information the Corporation requires from each such Investor (the "Requested Information") if such Investor elects to have any of such Investor's Registrable Securities included in the Registration Statement. If within three (3) business days prior to the filing date the Corporation has not received the Requested Information from an Investor (a "Non-Responsive Investor"), then the Corporation may file the Registration Statement without including the Registrable Securities of such Non-Responsive Investor;

     (b) Each Investor by such Investor's acceptance of the Registrable Securities agrees to cooperate with the Corporation as reasonably requested by the Corporation in connection with the preparation and filing of the Registration Statement hereunder, unless, in connection with the preparation and filing of the Registration Statement, such Investor has notified the Corporation in writing of such Investor's election to exclude all of such Investor's Registrable Securities from the Registration Statement;

     (c) In the event Investors holding a majority in interest of the Registrable Securities being registered determine to engage the services of an underwriter, each Investor agrees to enter into and perform such Investor's obligations under an underwriting agreement, in usual and customary form, including, without limitation, customary indemnification and contribution obligations, with the managing underwriter of such offering and to take such other actions as are reasonably required in order to expedite or facilitate the disposition of the Registrable Securities, unless such Investor has notified the Corporation in writing of such Investor's election to exclude all of such Investor's Registrable Securities from the Registration Statement;

     (d) Each Investor agrees that, upon receipt of any notice from the Corporation of the happening of any event of the kind described in Section 3(f) or 3(g), such Investor will immediately discontinue disposition of the Registrable Securities pursuant to the Registration Statement covering such Registrable Securities until such Investor's receipt of the copies of the supplemented or amended prospectus contemplated by Section 3(f) or 3(g) and, if so directed by the Corporation, such Investor shall deliver to the Corporation (at the expense of the Corporation) or destroy (and deliver to the Corporation a certification of destruction) all copies in such Investor's possession, of the prospectus covering such Registrable Securities current at the time of receipt of such notice; and

     (e) No Investor may participate in any underwritten registration hereunder unless such Investor (i) agrees to sell such Investor's Registrable Securities on the basis provided in any underwriting arrangements approved by the Investors entitled hereunder to approve such arrangements, (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements and (iii) agrees to pay its pro rata share of all underwriting discounts and commissions and other fees and expenses of investment bankers and any manager or managers of such underwriting and legal expenses of the underwriter applicable with respect to its Registrable Securities, in each case to the extent not payable by the Corporation pursuant to the terms of this Agreement.

     5. Expenses of Registration. All expenses (other than underwriting discounts and commissions and other fees and expenses of investment bankers and other than brokerage commissions) incurred in connection with registrations, filings or qualifications pursuant to Section 3, including, without limitation, all registration, listing and qualifications fees, printers and accounting fees and the fees and disbursements of counsel for the Corporation, shall be borne by the Corporation; provided, however, that the Investors shall bear the fees and out-of-pocket expenses of the one legal counsel selected by the Investors pursuant to Section 3(h) hereof.

     6. Indemnification. In the event any Registrable Securities are included in a Registration Statement under this Agreement:

     (a) To the extent permitted by law, the Corporation will indemnify and hold harmless each Investor who holds such Registrable Securities, the directors, if any, of such Investor, the officers, if any, of such Investor, each person, if any, who controls any Investor within the meaning of the Securities Act or the Exchange Act, any underwriter (as defined in the Securities Act) for the Investors, the directors, if any, of such underwriter and the officers, if any, of such underwriter, and each person, if any, who controls any such underwriter within the meaning of the Securities Act or the Exchange Act (each, an "Indemnified Person"), against any losses, claims, damages, expenses or liabilities (joint or several) (collectively "Claims") to which any of them become subject under the Securities Act, the Exchange Act or otherwise, insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon any of the following statements, omissions or violations in the Registration Statement, or any post-effective amendment thereof, or any prospectus included therein: (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any post-effective amendment thereof or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus if used prior to the effective date of such Registration Statement, or contained in the final prospectus (as amended or supplemented, if the Corporation files any amendment thereof or supplement thereto with the SEC) or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in light of the circumstances under which the statements therein were made, not misleading or (iii) any violation or alleged violation by the Corporation of the Securities Act, the Exchange Act or any state securities law or any rule or regulation (the matters in the foregoing clauses (i) through (iv) being, collectively, "Violations").

     Subject to the restrictions set forth in Section 6(d) with respect to the number of legal counsel, the Corporation shall reimburse the Investors and each such underwriter or controlling person, promptly as such expenses are incurred and are due and payable, for any legal fees or other reasonable expenses incurred by them in connection with investigating or defending any such Claim. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(a) (I) shall not apply to a Claim arising out of or based upon a Violation which occurs in reliance upon and in conformity with information furnished in writing to the Corporation by any Indemnified Person or underwriter for such Indemnified Person expressly for use in connection with the preparation of the Registration Statement or any such amendment thereof or supplement thereto, if such prospectus was timely made available by the Corporation pursuant to Section 3(c) hereof; (II) with respect to any preliminary prospectus shall not inure to the benefit of any such person from whom the person asserting any such Claim purchased the Registrable
Securities that are the subject thereof (or to the benefit of any person controlling such person) if the untrue statement or omission of material fact contained in the preliminary prospectus was corrected in the prospectus, as then amended or supplemented, if such prospectus was timely made available by the Corporation pursuant to Section 3(c) hereof, and (III) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Corporation, which consent shall not be unreasonably withheld. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Persons and shall survive the transfer of the Registrable Securities by the Investors pursuant to Section 9.

     (b) In connection with any Registration Statement in which an Investor is participating, each such Investor agrees to indemnify and hold harmless, to the same extent and in the same manner set forth in Section 6(a), the Corporation, each of its directors, each of its officers who signs the Registration Statement, each person, if any, who controls the Corporation within the meaning of the Securities Act or the Exchange Act, any underwriter and any other stockholder selling securities pursuant to the Registration Statement or any of its directors or officers or any person who controls such stockholder or underwriter within the meaning of the Securities Act or the Exchange Act (collectively and together with an Indemnified Person, an "Indemnified Party"), against any Claim to which any of them may become subject, under the Securities Act, the Exchange Act or otherwise, insofar as such Claim arises out of or is based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished to the Corporation by such Investor expressly for use in connection with such Registration Statement; and such Investor will promptly reimburse any legal or other expenses reasonably incurred by them in connection with investigating or defending any such Claim; provided, however, that the indemnity agreement contained in this Section 6(b) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of such Investor, which consent shall not be unreasonably withheld; provided further, however, that the Investor shall be liable under this Section 6(b) for only that amount of a Claim as does not exceed the net proceeds to such Investor as a result of the sale of Registrable Securities pursuant to such Registration Statement. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Indemnified Party and hall survive the transfer of the Registrable Securities by the Investors pursuant to Section 9. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(b) with respect to any preliminary prospectus shall not inure to the benefit of any Indemnified Party if the untrue statement or omission of material fact contained in the preliminary prospectus was corrected on a timely basis in the prospectus, as then amended or supplemented.

     (c) The Corporation shall be entitled to receive indemnities from underwriters, selling brokers, dealer managers and similar securities industry professionals participating in any distribution, to the same extent as provided above, with respect to information such persons so furnished in writing by such persons expressly for inclusion in the Registration Statement.

     (d) Promptly after receipt by an Indemnified Person or Indemnified Party under this Section 6 of notice of the commencement of any action (including any governmental action), such Indemnified Person or Indemnified Party shall, if a Claim in respect thereof is to be made against any indemnifying party under this
Section  6,  deliver  to  the  indemnifying   party  a  written  notice  of  the
commencement thereof and his indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying parties; provided, however, that an Indemnified Person or Indemnified Party shall have the right to retain its own counsel, with the fees and expenses to be paid by the indemnifying party, if, in the reasonable opinion of counsel retained by the indemnifying party, the representation by such counsel of the Indemnified Person or Indemnified Party and the indemnifying party would be inappropriate due to actual or potential differing interests between such Indemnified Person or Indemnified Party and other party represented by such counsel in such proceeding. The Corporation shall pay for only one separate legal counsel for the Investors; such legal counsel shall be selected by the Investors holding a majority in interest of the Registrable Securities. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the Indemnified Person or Indemnified Party under this Section 6, except to the extent that the indemnifying party is prejudiced in its ability to defend such action. The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as such expense, loss, damage or liability is incurred and is due and payable.

     7. Contribution. To the extent any indemnification provided for herein is prohibited or limited by law, the indemnifying party agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under Section 6 to the fullest extent permitted by law; provided, however, that
(a) no contribution shall be made under circumstances where the maker would not have been liable for indemnification under the fault standards set forth in
Section 6, (b) no seller of Registrable Securities guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any seller of Registrable Securities who was not guilty of such fraudulent misrepresentation and (c) contribution by any seller of Registrable Securities shall be limited in amount to the net amount of proceeds received by such seller from the sale of such Registrable Securities.

     8. Reports under Exchange Act. With a view to making available to the Investors the benefits of Rule 144 or any other similar rule or regulation of the SEC that may at any time permit the Investors to sell securities of the Corporation to the public without registration, until such time as the Investors have sold all the Registrable Securities pursuant to a Registration Statement or Rule 144, the Corporation agrees to:

     (a) make and keep public information available, as those terms are understood and defined in Rule 144;

     (b) file with the SEC in a timely manner all reports and other documents required of the Corporation under the Securities Act and the Exchange Act; and

     (c) furnish to each Investor so long as such Investor owns Registrable Securities, promptly upon request, (i) a written statement by the Corporation that it has complied with the reporting requirements of Rule 144, the Securities Act and the Exchange Act, (ii) a copy of the most recent annual or quarterly report of the Corporation and such other reports and documents so filed by the Corporation and (iii) such other information as may be reasonably requested to permit the Investors to sell such securities pursuant to Rule 144 without registration.

     9. Assignment of the Registration Rights. The rights to have the Corporation register Registrable Securities pursuant to this Agreement shall be automatically assigned by the Investors to transferees or assignees of all or any portion of such securities only if: (a) the Corporation is, within a reasonable time after such transfer or assignment, furnished with written notice of (i) the name and address of such transferee or assignee and (ii) the securities with respect to which such registration rights are being transferred or assigned, (b) immediately following such transfer or assignment the further disposition of such securities by the transferee or assignee is restricted under the Securities Act and applicable state securities laws, and (c) at or before the time the Corporation received the written notice contemplated by clause (a) of this sentence the transferee or assignee agrees in writing with the Corporation to be bound by all of the provisions contained herein.

     10. Amendment of Registration Rights. Any provision of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Corporation and Investors who hold a majority in interest of the Registrable Securities. Any amendment or waiver effected in accordance with this Section 10 shall be binding upon each Investor and the Corporation.

     11. Miscellaneous.

     (a) A person or entity is deemed to be a holder of Registrable Securities whenever such person or entity owns of record such Registrable Securities. If the Corporation receives conflicting instructions, notices or elections from two or more persons or entities with respect to the same Registrable Securities, the Corporation shall act upon the basis of instructions, notice or election received from the registered owner of such Registrable Securities.

     (b) Notices required or permitted to be given hereunder shall be in writing and shall be deemed to be sufficiently given when personally delivered or when sent by registered mail, return receipt requested, addressed (i) if to the Corporation, at American Bio Medica Corporation, 102 Simons Road, Ancramdale, New York 12503, Attention: Stan Cipkowski, (ii) if to the Initial Investor, at the address set forth under its name in the Subscription Agreement and (iii) if to any other Investor, at such address as such Investor shall have provided in writing to the Corporation, or at such other address as each such party furnishes by notice given in accordance with this Section 11(b), and shall be effective, when personally delivered, upon receipt, and when so sent by certified mail, four business days after deposit with the United States Postal Service.

     (c) Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof.

     (d) This Agreement shall be enforced, governed by and construed in accordance with the laws of the State of New York applicable to the agreements made and to be performed entirely within such state. In the event that any provision of this Agreement is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any provision hereof which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision hereof.

     (e) This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein. This Agreement supersedes all prior agreements and understandings among the parties hereto with respect to the subject matter hereof.

     (f) Subject to the requirements of Section 9 hereof, this Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties hereto.

     (g) All pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the context may require.

     (h) The headings in the Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

     (i) This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall constitute one and the same agreement. This Agreement, once executed by a party, may be delivered to the other party hereto by telephone line facsimile transmission of a copy of this Agreement bearing the signature of the party so delivering this Agreement.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed by their respective officers thereunto duly authorized as of day and year first above written.

                                        AMERICAN BIO MEDICA CORPORATION


                                         By:  s/Stan Cipkowski
                                              ----------------
                                              Stan Cipkowski,
                                                President




                                         MIDLAND WALWYN CAPITAL INC.

                                         By:   s/Gregory W. Murphy
                                               -------------------
                                               Gregory W. Murphy
                                                  Senior Vice-President

                                   Exhibit 5.2



                       Revised Opinion of Pensley & Fugler

                                PENSLEY & FUGLER
                                Counselors at Law

                                       November 12, 1996


American Bio Medica, Inc.
105 Simons Road,
Ancramdale, New York

                                 Re:  Registration Statement on Form 10-SB

Gentlemen:

     We refer to the registration statement on Form 10-SB (the "Registration Statement") of American Bio Medica Corporation, a New corporation (the
"Company"), which was delivered for filing to the Securities and Exchange Commission by hand delivery on July 19, 1996, relating to registration of 10,814,561 common shares, $.01 par value each, ("Common Shares") issued pursuant to Regulation D to the Securities Act of 1933, as amended.

     We have reviewed such documents and records as we have deemed necessary to enable us to express an informed opinion on the matters covered thereby and we are of the opinion that:

     (i) The Company has been duly incorporated and is a validly existing corporation in good standing under the laws of the State of New York; and

     (ii) The Common Shares which have been issued have been duly authorized and are validly issued, fully paid and nonassessable.




                                       Very truly yours,
                                       Pensley & Fugler


                                       By: s/Joel Pensley
                                           --------------
                                           Joel Pensley




                                  2067 Broadway
                            New York, New York 10023
                      Phone: 212-595-4955 Fax: 212-595-4966

                                  Exhibit 10.2



                     Employment Contract with Stan Cipkowski

                              EMPLOYMENT AGREEMENT


     This agreement (the "Agreement") made and entered into this 3rd day of November, 1995 by and between American Bio Medica, a New York corporation with its office located at 102 Simons Road, Ancramdale, New York 12503 ("Employer") and Stan Cipkowski, an individual residing at 668 Breezy Hill Road, Hillsdale, New York 12529 ("Employee") (Employer and Employee are sometimes collectively referred to as the "Parties")

     WHEREAS, Employer is engaged in the business of research and development, design, manufacture and marketing of drug testing kits and other biomedical products; and

     WHEREAS, Employee has acted as President of Employer for a period in excess of ten years without an employment contract; and

     WHEREAS, both Employer and Employee are desirous of entering into an employment agreement whereby Employee would devote his time and Employer would compensate him as an employee.

     NOW THEREFORE, in consideration of the premises and of the mutual covenants herein contained, the Parties agree as follows:

     1. Employment and Duties: Employer hereby employs Employee as President and Chief Operating Officer.

     2. Performance: Employee will devote substantially his full working time and efforts as an employee of Employer. "Full working time," in this context, shall mean at least an average of 35 hours per week.

     3. Term: The Agreement shall remain in effect for a period of three years.

     4. Compensation: Employee shall be paid a Base Annual Salary of $36,000 per annum until April 30, 1996 and $60,000 thereafter. Base Annual Salary shall be increased to $72,000 upon the Company's generation of aggregate gross revenues from the sale of biomedical products of $500,000.

     Employee will be paid a bonus equal to 2% of the gross revenues of Employer after the attainment of gross revenues of $1,000,000 per fiscal year until such annual revenues reach $3,000,000; 1.5% on gross revenues between $3,000,000 and $5,000,000; and 1% thereafter.

     No bonuses will be paid subsequent to the Employee's election to terminate the Agreement or Employer's discharge of Employee for cause. In the event of Termination due to death of Employee or inability due to illness of Employee to render services under the Agreement to Employer, no bonuses shall be paid.

     5. Employee Benefits: Employee shall be entitled to be covered by any employee health insurance policy, dental plan, pension plan, stock option or similar plans or other employee benefit(s) offered generally to management employees of Employer. Employee shall not be obligated to contribute any money to be covered under said plans except in the event the Company enacts a contributory pension plan for other employees. Employee shall be entitled to three weeks paid vacation at times to be mutually agreed upon between Employer and Employee.

     6. Expenses: In addition to the compensation provided Employee under the Agreement, Employer shall reimburse Employee for any and all authorized expenses which he shall incur directly relating to his functions as an employee. Reimbursable expenses shall include, but are not limited to, travel (except to and from the office) and entertainment and purchase of supplies. Reimbursement of expenses shall not be deemed as compensation to Employee.

     7. Recommendations for Operations: Employee shall provide Employer all information regarding Employer's business of which Employee has knowledge. Employee shall make all suggestions and recommendations that will be of mutual benefit to Employer and Employee.

     8. Confidentiality: Employee recognizes that Employer has and will have information relating to inventions, equipment and machinery, products, prices, apparatus, costs, discounts, future plans, business affairs, process information, trade secrets, technical information, customer lists, product design, copyrights, patents and other vital information (collectively, the "Information") which are valuable, special and unique assets of Employer. Employee agrees that Employee will not at any time or in any manner, either directly or indirectly, divulge, disclose, or communicate any Information to any third party without the prior written consent of Employer. Employee will protect the Information and treat it as strictly confidential. A violation by Employee of this paragraph shall be a material violation of the Agreement and will justify immediate Termination and legal and/or equitable relief.

     9. Unauthorized Disclosure of Information. If it appears that Employee has disclosed (or has threatened to disclose) Information in violation of the Agreement, Employer shall be entitled to an injunction to restrain Employee from disclosing, in whole or in part, such Information, or from providing any services to any party to whom such Information has been disclosed or may be disclosed. Employer shall not be prohibited by this provision from pursuing other remedies, including a claim for losses and damages.

     10. Confidentiality After Termination of Employment. The confidentiality provisions of the Agreement shall remain in full force and effect for a two year period after Termination. During such two year period, neither Party shall make or permit the making of any public announcement or statement of any kind that Employee was formerly employed by or connected with Employer except as may be required by the Securities Act of 1933, the Securities Exchange Act of 1934 or any relevant state securities laws.

     11. Development of New Products/Technologies. All products or technologies developed during the term of the Agreement shall become the property of Employer. Employee shall transfer to Employer all ideas, prototypes, drawings, descriptions, patents, copyrights, trademarks or other intellectual property to Employer. Employer has the right to accept or reject any such assets; in the event of rejection, all ownership rights will revert to Employee.

     12. Non-Compete. Recognizing that the various items of Information are special and unique assets of the company, Employee covenants that for a period of two years following Termination, whether Termination is voluntary or involuntary, Employee may not directly or indirectly engage in a business competitive with Employer. Employee may not, directly or indirectly, contact (including, but not limited to employees of Employer), solicit, hire, sell to, purchase from, obtain financing from or recommend the contacting, selling to, purchasing from or financing from any person, institution, entity or company with which Employer has dealt during the one year period preceding the date of the Agreement. The term "directly or indirectly engaging in any competitive business" includes, but is not limited to, (i) engaging in a business as owner, partner, or agent, (ii) becoming an employee of any third party engaged in such business, (iii) becoming interested directly or indirectly in any such business, or (iv) soliciting any customer of Employer for the benefit of a third party engaged in such business.

     13. Employee's Inability to Contract for Employer. Employee shall not have the right to make any contracts or commitments for or on behalf of Employer without first obtaining the express written consent of board of directors of Employer or a relevant committee of the board of directors for the specific contract or commitment or class of contract or commitment.

     14. Termination: The Agreement shall terminate upon the happening of any of the following events:

     (a) Death of Employee;

     (b) Discontinuance of the business of Employer for a period of sixty (60) days;

     (c) Resignation of Employee;

     (d) Unwillingness or inability caused by illness or otherwise to fulfill the duties and obligations of his employment for a continuous period of 60 days or an aggregate of 90 days in any yearly period;

     (e) Cause, including but not limited to violation of paragraph 11; and

     (f) Intention and notice to terminate pursuant to paragraph 3.

     15. Severability. If any term of the Agreement shall, to any extent, be determined through arbitration or by court of competent jurisdiction to be invalid or unenforceable, the remainder of the Agreement shall not be effected thereby and each other term of the Agreement shall be valid and enforceable to the fullest extent permitted by law.

     16. Arbitration. Any controversy arising from or related to the Agreement shall be determined by arbitration in New York City in accordance with the rules of the American Arbitration Association and any such determination or award may be enforced by any court having jurisdiction thereof.

     17. Complete Agreement. The Agreement constitutes the entire agreement between the Parties regarding the subject matter herein and supersedes any other previous and/or collateral agreements or resolutions of the board of directors pertaining thereto. The Agreement may not be modified or amended other than by a written instrument duly executed by or on behalf of the parties hereto.

     18. Governing Law. The Agreement shall be interpreted and construed under the internal laws of the State of New York.

     IN WITNESS WHEREOF, the Parties have executed the Agreement as of the date first written above.



                                     AMERICAN BIO MEDICA CORPORATION


                                     By: s/Edmund Jaskiewicz
                                         -------------------
                                         Edmund Jaskiewicz,
                                           its Executive Vice-President


                                          s/Stan Cipkowski
                                          -----------------
                                          Stan Cipkowski

                                  Exhibit 10.3



                   Employment Contract with Edmund Jaskiewicz

                              EMPLOYMENT AGREEMENT


     This agreement (the "Agreement") made and entered into this 3rd day of November, 1995 by and between American Bio Medica, a New York corporation with its office located at 102 Simons Road, Ancramdale, New York 12503 ("Employer") and Edmund Jaskiewicz, an individual residing at 14301 Thorpe Lane, Upper Marlboro, Maryland ("Employee") (Employer and Employee are sometimes collectively referred to as the "Parties")

     WHEREAS, Employer is engaged in the business of research and development, design, manufacture and marketing of drug testing kits and other biomedical products; and

     WHEREAS, Employee is an accomplished business and patent counsel; and

     WHEREAS, both Employer and Employee are desirous of entering into an employment agreement whereby Employee would devote his time and Employer would compensate him as an employee.

     NOW THEREFORE, in consideration of the premises and of the mutual covenants herein contained, the Parties agree as follows:

     1. Employment and Duties: Employer hereby employs Employee as Executive Vice-President-General Counsel.

     2. Performance: Employee will devote substantially his full working time and efforts as an employee of Employer. "Full working time," in this context, shall mean at least an average of 35 hours per week.

     3. Term: The Agreement shall remain in effect for a period of three years.

     4. Compensation: Employee shall be paid a Base Annual Salary of $24,000 per annum until April 30, 1996 and $48,000 thereafter. Base Annual Salary shall be increased to $60,000 upon the Company's generation of aggregate gross revenues from the sale of biomedical products of $500,000.

     Employee will be paid a bonus equal to 2% of the gross revenues of Employer after the attainment of gross revenues of $1,000,000 per fiscal year until such annual revenues reach $3,000,000; 1.5% on gross revenues between $3,000,000 and $5,000,000; and 1% thereafter.

     No bonuses will be paid subsequent to the Employee's election to terminate the Agreement or Employer's discharge of Employee for cause. In the event of Termination due to death of Employee or inability due to illness of Employee to render services under the Agreement to Employer, no bonuses shall be paid.

     5. Employee Benefits: Employee shall be entitled to be covered by any employee health insurance policy, dental plan, pension plan, stock option or similar plans or other employee benefit(s) offered generally to management employees of Employer. Employee shall not be obligated to contribute any money to be covered under said plans except in the event the Company enacts a contributory pension plan for other employees. Employee shall be entitled to three weeks paid vacation at times to be mutually agreed upon between Employer and Employee.

     6. Expenses: In addition to the compensation provided Employee under the Agreement, Employer shall reimburse Employee for any and all authorized expenses which he shall incur directly relating to his functions as an employee. Reimbursable expenses shall include, but are not limited to, travel (except to and from the office) and entertainment and purchase of supplies. Reimbursement of expenses shall not be deemed as compensation to Employee.

     7. Recommendations for Operations: Employee shall provide Employer all information regarding Employer's business of which Employee has knowledge. Employee shall make all suggestions and recommendations that will be of mutual benefit to Employer and Employee.

     8. Confidentiality: Employee recognizes that Employer has and will have information relating to inventions, equipment and machinery, products, prices, apparatus, costs, discounts, future plans, business affairs, process information, trade secrets, technical information, customer lists, product design, copyrights, patents and other vital information (collectively, the "Information") which are valuable, special and unique assets of Employer. Employee agrees that Employee will not at any time or in any manner, either directly or indirectly, divulge, disclose, or communicate any Information to any third party without the prior written consent of Employer. Employee will protect the Information and treat it as strictly confidential. A violation by Employee of this paragraph shall be a material violation of the Agreement and will justify immediate Termination and legal and/or equitable relief.

     9. Unauthorized Disclosure of Information. If it appears that Employee has disclosed (or has threatened to disclose) Information in violation of the Agreement, Employer shall be entitled to an injunction to restrain Employee from disclosing, in whole or in part, such Information, or from providing any services to any party to whom such Information has been disclosed or may be disclosed. Employer shall not be prohibited by this provision from pursuing other remedies, including a claim for losses and damages.

     10. Confidentiality After Termination of Employment. The confidentiality provisions of the Agreement shall remain in full force and effect for a two year period after Termination. During such two year period, neither Party shall make or permit the making of any public announcement or statement of any kind that Employee was formerly employed by or connected with Employer except as may be required by the Securities Act of 1933, the Securities Exchange Act of 1934 or any relevant state securities laws.

     11. Development of New Products/Technologies. All products or technologies developed during the term of the Agreement shall become the property of Employer. Employee shall transfer to Employer all ideas, prototypes, drawings, descriptions, patents, copyrights, trademarks or other intellectual property to Employer. Employer has the right to accept or reject any such assets; in the event of rejection, all ownership rights will revert to Employee.

     12. Non-Compete. Recognizing that the various items of Information are special and unique assets of the company, Employee covenants that for a period of two years following Termination, whether Termination is voluntary or involuntary, Employee may not directly or indirectly engage in a business competitive with Employer. Employee may not, directly or indirectly, contact (including, but not limited to employees of Employer), solicit, hire, sell to, purchase from, obtain financing from or recommend the contacting, selling to, purchasing from or financing from any person, institution, entity or company with which Employer has dealt during the one year period preceding the date of the Agreement. The term "directly or indirectly engaging in any competitive business" includes, but is not limited to, (i) engaging in a business as owner, partner, or agent, (ii) becoming an employee of any third party engaged in such business, (iii) becoming interested directly or indirectly in any such business, or (iv) soliciting any customer of Employer for the benefit of a third party engaged in such business.

     13. Employee's Inability to Contract for Employer. Employee shall not have the right to make any contracts or commitments for or on behalf of Employer without first obtaining the express written consent of board of directors of Employer or a relevant committee of the board of directors for the specific contract or commitment or class of contract or commitment.

     14. Termination: The Agreement shall terminate upon the happening of any of the following events:

     (a) Death of Employee;

     (b) Discontinuance of the business of Employer for a period of sixty (60) days;

     (c) Resignation of Employee;

     (d) Unwillingness or inability caused by illness or otherwise to fulfill the duties and obligations of his employment for a continuous period of 60 days or an aggregate of 90 days in any yearly period;

     (e) Cause, including but not limited to violation of paragraph 11; and

     (f) Intention and notice to terminate pursuant to paragraph 3.

     15. Severability. If any term of the Agreement shall, to any extent, be determined through arbitration or by court of competent jurisdiction to be invalid or unenforceable, the remainder of the Agreement shall not be effected thereby and each other term of the Agreement shall be valid and enforceable to the fullest extent permitted by law.

     16. Arbitration. Any controversy arising from or related to the Agreement shall be determined by arbitration in New York City in accordance with the rules of the American Arbitration Association and any such determination or award may be enforced by any court having jurisdiction thereof.

     17. Complete Agreement. The Agreement constitutes the entire agreement between the Parties regarding the subject matter herein and supersedes any other previous and/or collateral agreements or resolutions of the board of directors pertaining thereto. The Agreement may not be modified or amended other than by a written instrument duly executed by or on behalf of the parties hereto.

     18. Governing Law. The Agreement shall be interpreted and construed under the internal laws of the State of New York.

     IN WITNESS WHEREOF, the Parties have executed the Agreement as of the date first written above.

                                  AMERICAN BIO MEDICA CORPORATION


                                  By: s/Stan Cipkowski
                                      -----------------
                                      Stan Cipkowski,
                                      its President


                                      s/Edmund Jaskiewicz
                                      -------------------
                                      Edmund Jaskiewicz

                                  Exhibit 10.4



                       Employment Contract with Jay Bendis

                              EMPLOYMENT AGREEMENT

     This agreement (the "Agreement") made and entered into this 3rd day of November, 1995 by and between American Bio Medica, a New York corporation with its office located at 102 Simons Road, Ancramdale, New York 12503 ("Employer") and Jay Bendis, an individual residing at 71 Springcrest Drive, Akron, Ohio 44333 ("Employee") (Employer and Employee are sometimes collectively referred to as the "Parties")

     WHEREAS, Employer is engaged in the business of research and development, design, manufacture and marketing of drug testing kits and other biomedical products; and

     WHEREAS, Employee is accomplished in the business of marketing biomedical products; and

     WHEREAS, both Employer and Employee are desirous of entering into an employment agreement whereby Employee would devote his time and Employer would compensate him as an employee.

     NOW THEREFORE, in consideration of the premises and of the mutual covenants herein contained, the Parties agree as follows:

     1. Employment and Duties: Employer hereby employs Employee as Vice-President-Marketing and Sales with operating responsibility for marketing Employer's biomedical products, including pricing, customer relationships, advertising, developing marketing strategies, supervision and attendance at trade shows and related activities.

     2. Performance: Employee will devote substantially his full working time and efforts as an employee of Employer. "Full working time," in this context, shall mean at least an average of 35 hours per week.

     3. Term: The Agreement shall remain in effect for a period of three years.

     4. Compensation: Employee shall be paid a Base Annual Salary of $24,000 per annum until April 30, 1996 and $48,000 thereafter. Base Annual Salary shall be increased to $60,000 upon the Company's generation of aggregate gross revenues from the sale of biomedical products of $500,000.

     Employee will be paid a bonus equal to 2% of the gross revenues of Employer after the attainment of gross revenues of $1,000,000 per fiscal year until such annual revenues reach $3,000,000; 1.5% on gross revenues between $3,000,000 and $5,000,000; and 1% thereafter.

     In addition, Employee shall receive, as of the date of the Agreement, 500,000 shares of Employer's common stock ("Shares"). Certificates representing Shares shall be held by Employer and shall not vest to Employee until the happening of the following events:

     100,000 Shares upon execution of the Agreement;

     100,000 Shares upon Employer achieving $1,000,000 in gross revenues from sales of biomedical products;

     100,000 Shares upon Employer achieving $2,000,000 in gross revenues from sales of biomedical products;

     100,000 Shares upon Employer achieving $3,000,000 in gross revenues from sales of biomedical products; and

     100,000 Shares upon Employer achieving $4,000,000 in gross revenues from sales of biomedical products.

     Certificates representing Shares which have not vested on or before April 30, 1998 (or the end of the next succeeding fiscal year in the event Employer changes its fiscal year) will be returned to Employer's stock transfer agent for cancellation.

     No bonuses will be paid nor will Shares vest subsequent to the Employee's election to terminate the Agreement or Employer's discharge of Employee for cause. In the event of Termination due to death of Employee or inability due to illness of Employee to render services under the Agreement to Employer, no bonuses shall be paid; but Shares shall vest pursuant to the formula set forth in this paragraph. Certificates representing Shares for which vesting has been terminated will be returned to Employer's stock transfer agent for cancellation.

     5. Employee Benefits: Employee shall be entitled to be covered by any employee health insurance policy, dental plan, pension plan, stock option or similar plans or other employee benefit(s) offered generally to management employees of Employer. Employee shall not be obligated to contribute any money to be covered under said plans except in the event the Company enacts a contributory pension plan for other employees. Employee shall be entitled to three weeks paid vacation at times to be mutually agreed upon between Employer and Employee.

     6. Expenses: In addition to the compensation provided Employee under the Agreement, Employer shall reimburse Employee for any and all authorized expenses which he shall incur directly relating to his functions as an employee. Reimbursable expenses shall include, but are not limited to, travel (except to and from the office) and entertainment and purchase of supplies. Reimbursement of expenses shall not be deemed as compensation to Employee.

     7. Recommendations for Operations: Employee shall provide Employer all information regarding Employer's business of which Employee has knowledge. Employee shall make all suggestions and recommendations that will be of mutual benefit to Employer and Employee.

     8. Confidentiality: Employee recognizes that Employer has and will have information relating to inventions, equipment and machinery, products, prices, apparatus, costs, discounts, future plans, business affairs, process information, trade secrets, technical information, customer lists, product design, copyrights, patents and other vital information (collectively, the "Information") which are valuable, special and unique assets of Employer. Employee agrees that Employee will not at any time or in any manner, either directly or indirectly, divulge, disclose, or communicate any Information to any third party without the prior written consent of Employer. Employee will protect the Information and treat it as strictly confidential. A violation by Employee of this paragraph shall be a material violation of the Agreement and will justify immediate Termination and legal and/or equitable relief.

     9. Unauthorized Disclosure of Information. If it appears that Employee has disclosed (or has threatened to disclose) Information in violation of the Agreement, Employer shall be entitled to an injunction to restrain Employee from disclosing, in whole or in part, such Information, or from providing any services to any party to whom such Information has been disclosed or may be disclosed. Employer shall not be prohibited by this provision from pursuing other remedies, including a claim for losses and damages.

     10. Confidentiality After Termination of Employment. The confidentiality provisions of the Agreement shall remain in full force and effect for a two year period after Termination. During such two year period, neither Party shall make or permit the making of any public announcement or statement of any kind that Employee was formerly employed by or connected with Employer except as may be required by the Securities Act of 1933, the Securities Exchange Act of 1934 or any relevant state securities laws.

     11. Development of New Products/Technologies. All products or technologies developed during the term of the Agreement shall become the property of Employer. Employee shall transfer to Employer all ideas, prototypes, drawings, descriptions, patents, copyrights, trademarks or other intellectual property to Employer. Employer has the right to accept or reject any such assets; in the event of rejection, all ownership rights will revert to Employee.

     12. Non-Compete. Recognizing that the various items of Information are special and unique assets of the company, Employee covenants that for a period of two years following Termination, whether Termination is voluntary or involuntary, Employee may not directly or indirectly engage in a business competitive with Employer. Employee may not, directly or indirectly, contact (including, but not limited to employees of Employer), solicit, hire, sell to, purchase from, obtain financing from or recommend the contacting, selling to, purchasing from or financing from any person, institution, entity or company with which Employer has dealt during the one year period preceding the date of the Agreement. The term "directly or indirectly engaging in any competitive business" includes, but is not limited to, (i) engaging in a business as owner, partner, or agent, (ii) becoming an employee of any third party engaged in such business, (iii) becoming interested directly or indirectly in any such business, or (iv) soliciting any customer of Employer for the benefit of a third party engaged in such business.

     13. Employee's Inability to Contract for Employer. Employee shall not have the right to make any contracts or commitments for or on behalf of Employer without first obtaining the express written consent of board of directors of Employer or a relevant committee of the board of directors for the specific contract or commitment or class of contract or commitment.

     14. Termination: The Agreement shall terminate upon the happening of any of the following events:

     (a) Death of Employee;

     (b) Discontinuance of the business of Employer for a period of sixty (60) days;

     (c)  Resignation  of Employee;

     (d) Unwillingness or inability caused by illness or otherwise to fulfill the duties and obligations of his employment for a continuous period of 60 days or an aggregate of 90 days in any yearly period;

     (e) Cause, including but not limited to violation of paragraph 11; and

     (f) Intention and notice to terminate pursuant to paragraph 3.

     15. Severability. If any term of the Agreement shall, to any extent, be determined through arbitration or by court of competent jurisdiction to be invalid or unenforceable, the remainder of the Agreement shall not be effected thereby and each other term of the Agreement shall be valid and enforceable to the fullest extent permitted by law.

     16. Arbitration. Any controversy arising from or related to the Agreement shall be determined by arbitration in New York City in accordance with the rules of the American Arbitration Association and any such determination or award may be enforced by any court having jurisdiction thereof.

     17. Complete Agreement. The Agreement constitutes the entire agreement between the Parties regarding the subject matter herein and supersedes any other previous and/or collateral agreements or resolutions of the board of directors pertaining thereto. The Agreement may not be modified or amended other than by a written instrument duly executed by or on behalf of the parties hereto.

     18. Governing Law. The Agreement shall be interpreted and construed under the internal laws of the State of New York.

     IN WITNESS WHEREOF, the Parties have executed the Agreement as of the date first written above.



                                   AMERICAN BIO MEDICA CORPORATION

                                   By: s/Stan Cipkowski
                                       -----------------
                                      Stan Cipkowski, its President

                                      s/Jay Bendis
                                      ------------------
                                      Jay Bendis

                                  Exhibit 23.3



              Consent of Thomas P. Monahan, CPA to First Amendment

                                     CONSENT



     I, Thomas P. Monahan, CPA, hereby consent to the use of my report relating to the audited financial statements for the period from inception to April 30, 1996 in a registration statement on the First Amendment to Form 10-SB of American Bio Medica, Inc. (a development company) to be filed with the Securities and Exchange Commission.



     Dated: November 12, 1996





                                             s/Thomas P. Monahan
                                               Thomas P. Monahan, CPA